Consolidated Balance Sheets
Crestar Financial Corporation And Subsidiaries
Dollars in thousands                                                December 31,
                                                               1993            1992
Assets           Cash and due from banks (note 16)        $   716,652     $   754,583

                 Investment securities, market value
                   $1,845,714 in 1993
                   and $1,707,728 in 1992
                   (notes 3 and 22)                         1,824,617       1,684,900

                 Securities held for sale (note 4)          1,697,000       1,544,049
                 Money market investments (note 5)            650,633       1,181,032
                 Mortgage loans held for sale                 591,233         367,235

                 Loans - net of unearned income
                  (notes 6, 16 and 22):
                 Commercial                                 2,608,069       2,634,522
                 Tax-exempt                                   230,852         289,200
                 Instalment                                 1,532,936       1,359,783
                 Bank card                                    976,200         563,752
                 Real estate                                1,713,876       1,519,914
                 Construction                                 224,460         214,497
                 Foreign                                          729              53
                 Loans - net of unearned income of
                 $2,988 and $7,847 at December 31, 1993
                 and 1992, respectively                     7,287,122       6,581,721
                 Less: Allowance for loan losses (note 7)    (210,958)       (205,017)
                 Loans - net                                7,076,164       6,376,704
                 Premises and equipment - net
                 (notes 8 and 12)                             302,704         280,508
                 Customers' liability on acceptances           11,578          20,056
                 Intangible assets - net (note 9)              96,152          82,227
                 Foreclosed properties - net (notes
                   6 and 10)                                   16,951          78,584
                 Other assets                                 303,263         304,839
                 Total Assets (note 23)                   $13,286,947     $12,674,717
Liabilities      Demand deposits                          $ 2,234,536     $ 1,997,194
                 Interest checking deposits                 1,791,100       1,590,873
                 Money market deposit accounts              2,214,537       2,255,741
                 Regular savings deposits                   1,241,592         916,252
                 Money market certificates                    538,869         601,992
                 Other domestic time deposits               2,097,448       2,148,976
                 Certificates of deposit $100,000
                  and over                                     45,914         66,693
                 Deposits in foreign offices                    1,782          3,782
                 Total deposits                            10,165,778       9,581,503
                 Short-term borrowings (note 11)            1,616,743       1,608,016
                 Liability on acceptances                      11,578          20,056
                 Other liabilities                            239,215         295,807











                 Long-term debt (note 12)                     191,156         210,430
                 Total Liabilities (note 23)               12,224,470      11,715,812
Shareholders'    Preferred stock. Authorized
Equity            2,000,000 shares; issued and
                   outstanding:
                 Adjustable Rate Cumulative Series B,
                 $50 stated value; 900,000 shares in 1992           -          45,000
                 Common stock, $5 par value. Authorized
                 100,000,000 shares in 1993 and 60,000,000
                 shares in 1992; outstanding 37,515,671 in
                 1993 and 36,156,605 in 1992                  187,578         180,783
                 Capital surplus                              248,896         188,114
                 Retained earnings                            626,003         545,008
                 Total Shareholders' Equity (notes
                  12, 14, 16 and 18)                        1,062,477         958,905
                 Commitments and contingencies
                  (notes 8 and 22)
                 Total Liabilities And Shareholders'
                  Equity                                  $13,286,947     $12,674,717

See accompanying notes to consolidated financial statements.



Consolidated Statements Of Income
Crestar Financial Corporation And Subsidiaries

In thousands, except per share data                             Years Ended December 31,
                                                           1993         1992         1991
Income          Interest and fees on loans              $575,085      $617,686     $735,128
From            Interest on taxable investment
Earning          securities                              115,118       164,058      153,793
Assets          Interest on tax-exempt investment
                 securities                                6,820         9,346       11,751
                Dividends on common and preferred
                 stocks                                    1,558         2,264        2,423
                Interest on securities held for sale      85,331         4,234       18,987
                Income on money market investments        23,526        37,567       42,621
                Interest on mortgage loans held
                 for sale                                 25,191        28,522       14,443
                Total income from earning assets         832,629       863,677      979,146
Interest        Interest checking deposits                38,001        44,278       47,164
Expense         Money market deposit accounts             58,496        75,936       90,174
                Regular savings deposits                  31,091        26,749       19,823
                Money market certificates                 17,861        35,137       62,692
                Other domestic time deposits              96,849       136,344      185,207
                Certificates of deposit $100,000
                 and over                                  1,975         7,651       33,927
                Deposits in foreign offices                   68           145        1,209
                Total interest on deposits               244,341       326,240      440,196
                Short-term borrowings                     43,787        38,096      101,614
                Long-term debt                            17,489        17,197       16,201











                Total interest expense                   305,617       381,533      558,011

Net Credit      Net interest income                      527,012       482,144      421,135
Income          Provision for loan losses (note 7)        48,775        99,242      209,522
                Net credit income                        478,237       382,902      211,613
Noninterest     Trust and investment advisory income      57,440        51,007       48,322
Income          Service charges on deposit accounts       79,419        73,944       57,953
                Bank card-related income                  27,500        23,141       22,694
                Gain on pension settlement (note 17)           -             -        2,236
                Other income (note 15)                    81,669        66,736       54,459
                Securities gains (notes 3 and 4)           2,237         3,563       48,165
                Total noninterest income                 248,265       218,391      233,829
                Net Credit And Noninterest Income        726,502       601,293      445,442
Noninterest     Personnel expense (notes 17 and 18)      262,626       233,838      209,021
Expense         Occupancy expense - net                   38,359        35,654       32,683
                Equipment expense                         24,122        24,011       22,916
                Other expense (note 19)                  197,915       208,300      141,001
                Total noninterest expense                523,022       501,803      405,621
Net Income      Income before income taxes               203,480        99,490       39,821
                Income tax expense (note 13)              62,989        19,689        6,060
                Net Income                               140,491        79,801       33,761
                Preferred dividend requirements
                 (note 14)                                 2,221         2,475        2,576
                Net income applicable to common shares  $138,270      $ 77,326     $ 31,185
                Earnings Per Share (note 14):
                Primary                                 $   3.68      $   2.32     $    .98
                Fully diluted                               3.67          2.32          .98

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Cash Flows
Crestar Financial Corporation And Subsidiaries



In thousands                                                          Years Ended December 31,
                                                                1993           1992            1991
Operating         Net Income                                  $ 140,491    $   79,801      $33,761
Activities        Adjustments to reconcile net income
                   to net cash provided by operating
                   activities:
                  Provisions for loan losses, foreclosed
                   properties and other losses                   57,995       116,781      209,522
                  Depreciation and amortization of premises
                   and equipment                                 31,460       28,910        27,864
                  Securities gains                               (2,237)      (3,563)      (48,165)
                  Amortization of unearned income                (4,424)     (20,117)      (50,516)
                  Amortization of intangible assets              21,926       13,630        12,338
                  Deferred income tax expense (benefit)           9,291      (19,654)      (16,482)
                  Loss on foreclosed properties                  11,026       28,825         6,874
                  Gain on sale of mortgage servicing rights      (3,600)      (1,761)            -
                  Net decrease (increase) in trading account     14,834      159,277      (172,647)
                  Net proceeds from (purchases of)
                   securities held for sale                    (115,141)     237,961     1,814,680
                  Net decrease (increase) in loans
                   held for sale                               (223,998)      76,103        22,154
                  Net decrease (increase) in accrued
                   interest receivable, prepaid expenses
                   and other assets                              (4,183)      51,274       (36,570)
                  Net increase (decrease) in accrued
                   interest payable, accrued expenses
                   and other liabilities                       (106,713)     (31,302)       63,497
                  Other, net                                      3,224       10,308        (2,583)
                  Net cash provided (used) by operating
                   activities                                  (170,049)     726,473     1,863,727
Investing         Proceeds from maturities and calls of
Activities         investment securities                        792,455      609,485       374,383
                  Proceeds from sales of investment
                   securities                                         -        6,473         2,812
                  Purchases of investment securities           (813,753)  (1,865,861)   (1,741,741)
                  Net decrease (increase) in money
                   market investments                           522,815     (276,056)     (510,376)
                  Principal collected on non-bank
                   subsidiary loans                              26,189       45,731        46,485
                  Loans originated by non-bank subsidiaries     (91,945)    (355,384)     (170,753)
                  Net decrease (increase) in other loans        (67,536)     630,973       594,632
                  Purchases of premises and equipment           (37,048)     (28,694)      (35,439)
                  Proceeds from sales of foreclosed
                   properties                                    75,983       86,302        35,511
                  Proceeds from sale of mortgage servicing
                   rights                                         7,625        2,687             -
                  Net cash received from acquisitions            26,419    1,996,067       523,150
                  Other, net                                    (12,031)      (7,697)        2,626
                  Net cash provided (used) by investing
                   activities                                   429,173      844,026      (878,710)
Financing         Net increase in demand, interest checking,
Activities        money market and regular savings deposits     378,894      655,594       499,621
                  Net decrease in short-term borrowings         (33,773)     (91,615)     (594,034)
                  Net decrease in certificates of deposit      (474,560)  (2,390,537)     (790,161)
                  Proceeds from issuance of long-term debt          972      124,529             -
                  Principal payments on long-term debt          (71,072)     (76,721)       (6,608)
                  Redemption of preferred stock                 (46,350)           -             -
                  Cash dividends paid                           (45,091)     (29,121)      (40,437)
                  Common stock purchased and retired            (21,054)           -             -
                  Proceeds from the issuance of common stock     14,979      108,918        13,979
                  Net cash used by financing activities        (297,055)  (1,698,953)     (917,640)
Cash And          Increase (decrease) in cash and cash
Cash               equivalents                                  (37,931)    (128,454)       67,377
Equivalents       Cash and cash equivalents at beginning
                    of year                                     754,583      883,037       815,660
                  Cash and cash equivalents at end of year    $ 716,652   $  754,583      $883,037

Cash and cash equivalents consist of cash and due from banks. See accompanying notes to consolidated financial statements.



Consolidated Statements Of Changes In Shareholders' Equity
Crestar Financial Corporation And Subsidiaries

                                         Shares of
                                     Common      Preferred    Preferred    Capital       Capital     Retained
In thousands                         Stock        Stock        Stock        Stock        Surplus     Earnings    Total
Balance, December 31, 1990           31,310         900      $ 45,000      $156,549    $ 87,821      $481,936    $  771,306
Net Income                                -           -             -             -           -        33,761        33,761
Cash dividends declared on:
  Preferred stock, Series B
    ($2.86 per share)                     -           -             -             -           -        (2,576)       (2,576)
  Common stock ($.86 per share)           -           -             -             -           -       (27,438)      (27,438)
Change in valuation allowance
  for marketable equity securities        -           -             -             -           -         4,277         4,277
Common stock issued:
  For acquisition of financial
    institution                         120           -             -           598       1,000             -         1,598
  Upon conversion of
    debentures (notes 12 and 14)          2           -             -             8           7             -            15
  For dividend reinvestment plan        479           -             -         2,396       6,169             -         8,565
  Upon exercise of stock options
    (net of tax benefit of $8)            7           -             -            36          59             -            95
  For thrift and profit-sharing plan    310           -             -         1,555       3,764             -         5,319
Balance, December 31, 1991           32,228         900      $ 45,000      $161,142    $ 98,820      $489,960    $  794,922
Net Income                                -           -             -             -           -        79,801        79,801
Cash dividends declared on:
  Preferred stock, Series B
    ($2.75 per share)                     -           -             -             -           -        (2,475)       (2,475)
  Common stock ($.80 per share)           -           -             -             -           -       (26,647)      (26,647)
Change in valuation allowance
  for marketable equity securities        -           -             -             -           -         4,369         4,369
Common stock issued:
  Upon conversion of
    debentures (notes 12 and 14)          2           -             -             9           8             -            17
  For dividend reinvestment plan        284           -             -         1,420       6,208             -         7,628
  Upon exercise of stock options
    (net of tax benefit of $444)        142           -             -           708       2,318             -         3,026
  For thrift and profit-sharing plan     51           -             -           254         886             -         1,140
  In public offering (note 14)        3,450           -             -        17,250      79,874             -        97,124
Balance, December 31, 1992           36,157         900      $ 45,000      $180,783    $188,114      $545,008    $  958,905
Net Income                                -           -             -             -           -       140,491       140,491

Cash dividends declared on:
  Preferred stock, Series B
    ($2.46 per share)                     -           -             -             -           -        (2,221)       (2,221)
  Common stock ($1.14 per share)          -           -             -             -           -       (42,252)      (42,252)
Change in valuation allowance
  for marketable equity securities        -           -             -             -           -         4,769         4,769

Common stock purchased
  and retired (note 14)                (522)          -             -        (2,612)          -       (18,442)      (21,054)
Redemption of preferred stock             -        (900)      (45,000)            -           -        (1,350)      (46,350)
Common stock issued:
  For acquisition of financial
    institution                       1,411           -             -         7,057      48,151             -        55,208
  Upon conversion of
    debentures (notes 12 and 14)          -           -             -             1           1             -             2
  For dividend reinvestment plan        235           -             -         1,173       7,720             -         8,893
  Upon exercise of stock options
    (net of tax benefit of $1,198)      235           -             -         1,176       4,910             -         6,086
Balance, December 31, 1993           37,516           -      $      -      $187,578    $248,896      $626,003    $1,062,477

See accompanying notes to consolidated financial statements.




Notes To Consolidated Financial Statements
Crestar Financial Corporation And Subsidiaries

(1) Accounting Policies

The accounting and reporting policies of Crestar Financial Corporation and Subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 1993 presentation.

The following is a summary of the more significant policies:

(a) Principles Of Consolidation

The consolidated financial statements of Crestar Financial Corporation and Subsidiaries (Crestar) include the accounts of all wholly-owned subsidiaries.

All significant intercompany balances and transactions have been eliminated in consolidation. In the condensed financial statements of Crestar Financial Corporation (Parent), the investments in subsidiaries are stated at equity in the net assets of such subsidiaries (note 21).

Business combinations accounted for as purchases are included from their respective dates of acquisition. The excess of cost over the estimated fair value of the tangible assets and liabilities acquired is amortized over the periods estimated to be benefited.

Assets held in an agency or fiduciary capacity are not assets of Crestar and are not included in the accompanying consolidated balance sheets.

(b) Investment Securities

Securities which the Corporation has both the ability and intent to hold to maturity or on a long-term basis are classified as investment securities (determined at purchase), and except for marketable equity securities, are carried at cost adjusted for amortization of premiums and accretion of discounts using the level yield method over the period to maturity, or earlier call date if appropriate, of the related securities. Marketable equity securities are carried at the lower of aggregate cost or market value, and unrealized losses are reflected as a reduction of shareholders' equity. Realized gains or losses on investment securities are recognized at the time of sale using the specific identification method and are classified as securities gains or losses in the accompanying statements of income.

(c) Money Market Investments

Money market investments are stated at cost, which approximates market value, except for trading account securities, which are carried at market value. Securities held for trading purposes are classified as trading account securities. Adjustments to market and trading account gains and losses are classified as other income in the accompanying consolidated statements of income. Trading account interest and dividend income is included in income on money market investments.

(d) Securities Held For Sale

Securities held for sale represent securities to be held for indefinite periods of time but not necessarily until maturity (determined at purchase date). Securities held for sale are carried at the lower of aggregate cost or market value. Adjustments to market value and realized gains or losses are classified as securities gains or losses in the accompanying consolidated statements of income.

(e) Mortgage Loans Held For Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Adjustments to market and realized gains and losses are classified as other income in the accompanying consolidated statements of income.

(f) Loans

Loans are stated at the principal amount outstanding net of unearned income.











Interest on some instalment loans and some second mortgage loans is accrued using the sum-of-the-months-digits method (78ths method), which does not produce results materially different from the level yield method. Interest on other loans is accrued by multiplying the applicable rates by the principal amounts outstanding. Most equipment leases, included in the commercial loan category, are accounted for using the direct financing method for financial reporting purposes.

Interest is recognized on the cash basis for all loans carried in nonaccrual status. Loans generally are placed in nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier if collection is uncertain based upon an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Instalment loans are placed in nonaccrual status when past due 120 days and are charged off when past due 180 days. Generally, bank card loans are not placed in nonaccrual status, but are charged off at the earlier of when past due 180 days or notification of bankruptcy.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. Crestar amortizes these amounts over the contractual life of the related loans or over the commitment period.

(g) Allowance For Loan Losses

The determination of the balance of the allowance for loan losses is based upon a review and analysis of the loan portfolio. The allowance reflects an amount that, in management's judgment, is adequate to provide for losses inherent in the portfolio. Management's review includes monthly analyses of past due, problem and nonaccrual loans and a detailed periodic classification report.

Estimates of future losses involve the exercise of judgment and the use of assumptions. The principal factors considered in determining the adequacy of the allowance are the composition of the loan portfolio, historical loss experience, anticipated losses, economic conditions, the value and adequacy of collateral, and the current level of the allowance.

Accrued interest receivable is generally charged against the allowance for loan losses when deemed uncollectible.

(h) Premises And Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method. Premises and equipment are depreciated over the estimated useful lives of the assets, except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Certain noncancelable leases have been capitalized and are classified as premises and equipment in the accompanying consolidated balance sheets. Related amounts representing capital lease obligations are classified as long-term debt in the accompanying consolidated balance sheets and are amortized using the interest method to allocate payments between principal and interest. The initial carrying amounts represent the present value of the future rental payments, discounted at the incremental borrowing rate of the lessee. Most of these capital lease assets are amortized over the lease term.

Estimated lives of the principal items of premises and equipment are: buildings and improvements-3-to 50 years; and furniture, fixtures and equipment-3 to 12 years. The costs of major renovations are capitalized, while the costs of ordinary maintenance and repairs are expensed as incurred.

(i) Intangible Assets

Deposit base intangible assets are amortized over periods ranging from 4 to 15 years, primarily on a straight-line basis. Goodwill is amortized on a straight-line basis over 15 years. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income to be derived from the servicing activities. The period of amortization ranges from 7 to 20 years, depending on the expected life of the mortgages being serviced. Other intangible assets are amortized on a straight-line basis over periods ranging from 10 to 20 years.

(j) Foreclosed Properties

Property acquired through legal foreclosure proceedings, abandonment of the property, acceptance of deed in lieu of foreclosure or transfer in exchange for an outstanding loan is classified as foreclosed properties, and carried at estimated fair value less estimated selling costs. At the time of foreclosure, any excess of cost over the estimated fair value is charged to the allowance for loan losses, and estimated selling costs are expensed as foreclosed properties expense. After foreclosure, the estimated fair value is reviewed periodically by management. Write-downs are charged against current earnings or any applicable foreclosed property valuation allowance.

(k) Income Taxes

During 1993, the Corporation changed its method of accounting for income taxes (see financial statement note 13) and, accordingly, records a provision for income taxes based on the amounts of current and deferred taxes payable (or refundable) for the year. The deferred tax expense or benefit represents the change in the net deferred tax asset or liability during the period. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement reporting purposes that will reverse in future periods.

In 1992 and prior years, a provision for deferred income taxes was made for revenue and expenses in the consolidated financial statements that were reported in different periods for tax purposes than for financial reporting purposes.

The Parent and its subsidiaries file a consolidated federal income tax return. The provision for income taxes for each company is recorded on the basis of filing separate income tax returns, after adjustments relating to consolidated income tax regulations and signed tax sharing agreements. Income taxes currently payable or receivable by each subsidiary are paid to or received from the Parent.

(l) Earnings Per Share
Primary earnings per share are computed by dividing net income, less the dividend requirements on preferred stock, by the weighted average number of common shares outstanding during the year, including average common equivalent shares attributable to dilutive stock options.

Fully diluted earnings per share are computed using average common shares, including the maximum dilutive effect of average common equivalent shares, increased by the number of shares that would result from assuming that all of the 5% convertible subordinated debentures were converted into common stock on January 1 of the applicable year and using net income increased by interest and amortization of debt issuance expense, net of tax effect, relating to those debentures and reduced by the dividends applicable to the Series B preferred stock.

(m) Interest Rate Swaps And Other Agreements
Crestar enters into interest rate swaps and other agreements (caps, collars and floors) to manage its interest rate exposure and to serve as a financial intermediary for matched transactions. Transactions designated as hedges of assets or liabilities are recorded using the accrual method and settlements are classified as interest income or expense in the consolidated statements of income according to the type of earning asset or interest bearing liability that the agreement hedges. Fee income from matched arrangements for which Crestar serves as a financial intermediary is recognized over the lives of the related agreements and is classified as other income in the consolidated statements of income.

(n) Pension Plans
Substantially all employees are covered by a pension plan. The net periodic pension expense includes a service cost component, reflecting the actual return on plan assets, and the effect of deferring and amortizing certain actuarial gains and losses and the unrecognized net transition asset over 15 years.

(2) Mergers And Acquisitions
On May 14, 1993, Crestar purchased CFS Financial Corporation (CFS), a 19-branch Fairfax, Virginia institution, through the payment of $6.5 million in cash and the issuance of 1.4 million shares of Crestar common stock for all of the 3.0 million shares of CFS common stock outstanding. The acquisition was accounted for as a purchase and, accordingly, the results of operations of CFS are included in the accompanying consolidated financial statements since May 14, 1993. The excess of the purchase price over the estimated fair value of the tangible net assets acquired is classified as an intangible asset in the consolidated balance sheet, and consists of goodwill and deposit base intangibles. Goodwill of approximately $9.4 million is being amortized over 15 years. Deposit base intangibles of approximately $17.7 million are being amortized over the estimated lives of the related deposit relationships, ranging from 4 to 8 years. CFS had total assets of approximately $832 million as of May 14, 1993. The results of operations of CFS for the year ended December 31, 1992 and for the period from January 1, 1993 through May 13, 1993 were not material to the results of operations of Crestar.
On June 25, 1993, Crestar acquired from the Federal Deposit Insurance Corporation, deposits and selected assets of City National Bank of Washington, a one-branch institution closed by the Office of the Comptroller of the Currency. Total deposits of approximately $21 million were acquired, and the related deposit base intangible asset of $613 thousand is being amortized over the estimated life of the deposit relationships.
Five acquisitions were announced in the fourth quarter of 1993 and are summarized below.













Dollars in millions                                       Number of      At December 31, 1993
Name                                        Location       Branches       Assets    Deposits
Virginia Federal Savings Bank             Richmond, VA        13           $716       $508
Providence Savings and Loan Association   Vienna, VA          12            420        324
NVR Federal Savings Bank                  McLean, VA           4            488        387
Annapolis Bancorp, Inc.                   Annapolis, MD       10            329        292
Mortgage Capital Corporation              St. Paul, MN         -             13          -


Two of the above acquisitions were consummated in January 1994. On January 11, Crestar acquired Mortgage Capital Corporation, a wholesale mortgage loan production company, with an initial purchase payment of $5.2 million. Under terms of the purchase agreement, an additional $2.4 million may be paid to the former owners, depending on the future performance of Mortgage Capital's operations over the next five years. On January 28, 1994, Crestar completed the acquisition of Virginia Federal Savings Bank for $52 million in a transaction also accounted for as a purchase. Crestar's financial statements for 1993 do not include these two acquisitions.

The acquisitions of Providence Savings and Loan Association, NVR Federal Savings Bank and Annapolis Bancorp, Inc. are subject to regulatory approvals and are expected to be completed in the first six months of 1994. Each transaction will be recorded under the purchase method of accounting. Crestar will pay Annapolis shareholders, in a combination of Crestar stock and cash, a total of $12.75 per Annapolis share in a transaction valued at approximately $15 million. Approval of the acquisition is required from Annapolis shareholders. Providence Savings and Loan Association and NVR Federal Savings Bank will be acquired for cash in transactions valued at $27 million and $48 million, respectively. Crestar expects each of the five acquisitions to have a positive contribution to earnings in the first twelve months following completion.

(3) Investment Securities
The carrying values and approximate market values of investment securities at December 31 are shown in the following table:

                                     Carrying       Market       Unrealized       Unrealized
In thousands                          Value         Value         Gains             Losses
1993:
U.S. Treasury                       $   36,895    $   36,900      $   130           $  125
Federal agencies                         8,962         8,977           36               21
Mortgage-backed obligations of
 Federal agencies                    1,437,519     1,454,973       18,906            1,452
Other taxable securities               231,509       232,250        1,106              365
States and political subdivisions       84,121        87,003        2,935               53
Common and preferred stocks             25,611        25,611            -                -
Total investment securities         $1,824,617    $1,845,714      $23,113           $2,016
1992:
U.S. Treasury                       $   11,442    $   11,737      $   295           $    -











Federal agencies                        14,219        14,445          226                -
Mortgage-backed obligations of
 Federal agencies                    1,276,548     1,296,226       23,433            3,755
Other taxable securities               229,480       231,476        2,758              762
States and political subdivisions      121,365       121,968        2,703            2,100
Common and preferred stocks             31,846        31,876           30                -
 Total investment securities        $1,684,900    $1,707,728      $29,445           $6,617

The stated maturities of investment
 securities at December 31, 1993
 are shown in the following table:

                                        Within       One to       Five to        After
In thousands                           One Year    Five Years    Ten Years     Ten Years      Total
U.S. Treasury                          $ 2,998      $26,701       $  7,196    $       -    $   36,895
Federal agencies                         3,200            -          5,666           96         8,962
Mortgage-backed obligations of
 Federal agencies                            -       14,981        169,254    1,253,284     1,437,519
Other taxable securities                 1,295        6,398        113,680      110,136       231,509
States and political subdivisions        3,414       21,208         12,459       47,040        84,121
  Total                                 10,907       69,288        308,255    1,410,556     1,799,006
Common and preferred stocks                                                                    25,611
  Total investment securities          $10,907      $69,288       $308,255   $1,410,556    $1,824,617

The carrying values of investment securities pledged to secure deposits and for other purposes amounted to $635,298,000 and $759,842,000 at December 31, 1993 and 1992, respectively.

Net realized losses from the sale of investment securities during 1992 were $1.2 million and were composed of gross gains of $1.0 million and gross losses of $2.2 million.

Excluding securities issued by the U.S. government or by U.S. government agencies or corporations, no securities of any issuer exceeded 10 percent of consolidated shareholders' equity at December 31, 1993 or 1992.

Common and preferred stocks are shown net of the valuation allowance for marketable equity securities of $4,769,000 at December 31, 1992. The valuation allowance is reflected in shareholders' equity as a reduction of retained earnings. There was no valuation allowance at December 31, 1993.

(4) Securities Held For Sale
The carrying values and approximate market values of securities held for sale at December 31 are shown in the following table:


                                                   Carrying       Market    Unrealized    Unrealized
In thousands                                        Value         Value          Gains        Losses
1993:











U.S. Treasury                                     $1,482,370    $1,513,565    $32,273       $1,078
Federal agencies                                      30,226        30,504        281            3
Mortgage-backed obligations of Federal agencies       17,312        17,331         24            5
Other taxable securities                             167,092       168,396      1,304            -
  Total securities held for sale                  $1,697,000    $1,729,796    $33,882       $1,086
1992:
U.S. Treasury                                     $1,247,909    $1,270,002    $23,499       $1,406
Federal agencies                                      30,311        30,382         75            4
Mortgage-backed obligations of Federal agencies       43,760        43,760          -            -
Other taxable securities                             222,069       222,486        527          110
  Total securities held for sale                  $1,544,049    $1,566,630    $24,101       $1,520



The carrying value of securities held for sale pledged to secure deposits and for other purposes amounted to $573,787,000 and $749,436,000 at December 31, 1993 and 1992, respectively.

   Net realized gains from securities held for sale during 1993 were $2.2 million and were composed of gross gains of $4.1 million and gross losses of $1.9 million. In 1992, net realized gains were $4.8 million and were composed of gross gains of $4.9 million and gross losses of $141 thousand. In 1991, net realized gains were $48.2 million and were composed of gross gains of $50.5 million and gross losses of $2.3 million. Proceeds from sales of securities held for sale were $376.5 million in 1993, $238.0 million in 1992 and $1.8 billion in 1991. The stated maturities of securities held for sale at December 31, 1993 are shown in the following table:


                                   Within      One to       Five to      After
In thousands                      One Year    Five Years    Ten Years   Ten Years    Total
U.S. Treasury                     $178,079    $1,304,291    $    -    $      -    $1,482,370
Federal agencies                         -        30,000         -         226        30,226
Mortgage-backed obligations of
 Federal agencies                        -             -         -      17,312        17,312
Other taxable securities                 -        49,976     4,394     112,722       167,092
  Total securities held for sale  $178,079    $1,384,267    $4,394    $130,260    $1,697,000


Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), will be adopted prospectively by Crestar on January 1, 1994. In future reporting periods, securities classified as available for sale will be reported at fair value, with unrealized gains or losses (net of tax effect) excluded from earnings and reported as a component of shareholders' equity. Upon implementation of SFAS 115 in the first quarter of 1994, Crestar expects to classify a total of approximately $2.9 billion of securities with an unrealized gain of $46 million (as of January 1, 1994) as securities available for sale. The total unrealized gain on securities available for sale, net of deferred taxes, will be recorded as an increase to shareholders' equity upon adoption of SFAS 115. The unrealized net gain (or loss) on securities available for sale recorded as a component of shareholders' equity will be subject to change in future periods due to fluctuations in market values, acquisition activities, and sales, purchases, maturities and calls of securities classified as available for sale.

(5) Money Market Investments
Money market investments at December 31 included:

In thousands                                          1993         1992
Trading account securities                          $  5,060    $   19,894
Federal funds sold                                     3,815       174,772
Securities purchased under agreements to resell      609,805       419,600
Domestic time deposits                                25,128       175,326
U.S. Treasury                                          6,825       391,440
  Total money market investments                    $650,633    $1,181,032


(6) Nonperforming Assets
Nonperforming assets include nonperforming loans and foreclosed properties. Nonperforming loans consist of loans on which income is recognized on the cash basis (nonaccrual loans) and loans which meet the accounting definition of a troubled debt restructuring (restructured loans). Nonperforming loans are classified as loans in the accompanying consolidated balance sheets. There were no material commitments to lend additional funds to customers whose loans were classified as nonperforming at December 31, 1993. At December 31, 1993 and 1992, credits accounted for as troubled debt restructurings that were included in nonaccrual loans totaled $21.9 million and $35.6 million, respectively.

 In addition to the loans classified as nonaccrual at December 31, 1993 and 1992, there were $23.4 million and $26.0 million, respectively, that were past due 90 days or more, the majority of which were collateralized or in the process of collection. Instalment and bank card past due loans are subject to established charge-off procedures as discussed in note 1(f).

Non-cash additions to foreclosed properties were $17.2 million, $114.1 million and $92.6 million in 1993, 1992 and 1991, respectively. The amounts of nonperforming assets at December 31 are as follows:

In thousands                                    1993         1992
Nonaccrual loans                             $ 78,081    $141,979
Restructured loans                              1,733         249
  Total nonperforming loans                    79,814     142,228
Foreclosed properties - net                    16,951      78,584
  Total nonperforming assets                 $ 96,765    $220,812
Average nonperforming loans for the year     $116,613    $207,002
Average nonperforming assets for the year    $170,869    $308,564


The aggregate recorded investment in nonperforming loans outstanding at December 31, 1993, 1992 and 1991, the pro forma interest income that would have been earned in 1993, 1992 and 1991 if such loans had not been classified as nonperforming, and the amount of interest income actually included in net interest income for those years are as follows:


In thousands                                Nonperforming Loan Category











1993:                        Commercial    Construction    Real Estate    All Other    Total
Recorded investment           $ 39,487       $ 5,843        $33,582         $  902    $  79,814
Pro forma interest               4,990           948          1,706             78        7,722
Interest earned                    421             -              -              -          421
1992:
Recorded investment           $ 87,120       $ 8,506        $45,671         $  931     $142,228
Pro forma interest               7,790         3,362          1,872            103       13,127
Interest earned                    377             -              2              -          379
1991:
Recorded investment           $145,518       $48,745        $74,564         $1,440     $270,267
Pro forma interest              11,123         6,041          5,358            163       22,685
Interest earned                     98             -            105              -          203


(7) Allowance For Loan Losses
The following is a summary of transactions in the consolidated allowance for loan losses for the years ended December 31:

In thousands                      1993        1992          1991
Beginning balance               $205,017    $ 210,004    $ 149,375
Charge-offs                      (89,333)    (130,662)    (166,181)
Recoveries                        24,499       16,733       15,438
  Net charge-offs                (64,834)    (113,929)    (150,743)
Provision for loan losses         48,775       99,242      209,522
Allowance from acquisitions       22,000        9,700        1,850
  Net increase (decrease)          5,941       (4,987)      60,629
Ending balance                  $210,958    $ 205,017    $ 210,004


In 1993, 1992 and 1991, there were no loans charged off representing allocated transfer risk reserves. Foreign activities represented less than 1 percent of total assets, total revenues, income before income taxes and net income for all years presented.

(8) Premises And Equipment
Included in the accompanying consolidated balance sheets are the following components of premises and equipment as of December 31:

In thousands                        1993       1992
Land                             $  53,611    $  46,590
Buildings and improvements         262,992      237,071
Furniture, fixtures and
  equipment                        224,978      207,237
Capital leases:
  Land and buildings                 4,072        3,970
  Equipment                            518          499
                                   546,171      495,367
Less: Accumulated deprecia-
  tion and amortization           (261,449)    (232,712)
                                   284,722      262,655
Construction in progress            17,982       17,853
  Total premises and











    equipment - net              $ 302,704    $ 280,508
At December 31, 1993, future minimum lease payments under noncancelable capital and operating leases that have an initial term in excess of one year are as follows:

                            Operating        Capital
In thousands                  Leases          Leases
1994                         $14,682          $  674
1995                          13,734             549
1996                          10,812             408
1997                           7,981             306
1998                           5,714             246
Later years                   25,131           1,209
Total minimum lease
  payments                   $78,054         $ 3,392

Imputed interest (rates
  ranging from 8-14%)                         (1,427)
Present value of net
 minimum lease payments
 (included in long-term debt)                $ 1,965


Total minimum lease payments for operating leases included in the preceding table have not been reduced by future minimum sublease rentals of $1.4 million. Including capital lease obligations assumed in the purchase of CFS Financial Corporation, there were $586,000 in new capital lease obligations in 1993. There were no new capital lease obligations incurred in 1992 or 1991.

The executive offices of the Corporation are located in the 24-story Corporate Headquarters building at 919 East Main Street in Richmond, Virginia. Crestar and its subsidiaries are the principal tenants of this building. Crestar owns the corporate headquarters building, an operations center in Richmond, and regional office buildings in Roanoke and Norfolk, Virginia and Washington, DC. At December 31, 1993, Crestar had 302 banking locations, the majority of which were bank buildings. Management considers these properties to be suitable and adequate for current operations.

Lease expense relating to both cancelable and noncancelable operating lease agreements (including month-to-month rental agreements) is shown below. Customarily, these leases provide that the lessee pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased property.

In thousands             1993       1992      1991
Buildings               $16,598    $17,309    $15,672
Equipment                 1,639      1,559      1,273
 Total lease expense    $18,237    $18,868    $16,945

(9) Intangible Assets
Intangible assets at December 31 included:

In thousands                            1993         1992
Deposit base intangibles               $42,654    $31,836
Goodwill                                31,450     25,132











Mortgage servicing rights               21,378     24,463
Other                                      670        796
  Total intangible assets - net        $96,152    $82,227

Goodwill is shown net of accumulated amortization of $17,320,000 and $15,035,000 for 1993 and 1992, respectively.

(10) Allowance For Foreclosed Properties
Transactions in the allowance for losses on foreclosed properties for the years ended December 31 were:

In thousands                                      1993        1992
Beginning balance                               $ 10,264    $     -
Write-downs                                      (13,136)    (1,736)
Provision for losses on foreclosed properties      6,400     12,000
Allowance from acquisition                         2,046          -
  Net increase (decrease)                         (4,690)    10,264
Ending balance                                  $  5,574    $10,264

(11) Short-Term Borrowings And Time Deposits
The following is a summary of short-term borrowings outstanding as of December 31 and their related weighted average interest rates:


In thousands                                  1993                   1992                 1991
                                        Amount    Rate       Amount      Rate      Amount       Rate
Federal funds purchased              $  670,407   3.23%    $  443,467    3.28%    $  448,165    4.36%
Securities sold under repurchase
  agreements                            819,132   2.76      1,006,219    3.18        906,748    4.17
Commercial paper                            319   2.63          7,435    2.99          8,521    3.62
Notes payable                           110,792   2.64        119,019    2.70        244,877    4.00
U.S. Treasury demand notes               13,487   2.64         17,886    2.45         83,295    3.90
Other                                     2,606   2.75         13,990    3.73          8,025    6.23
  Total short-term borrowings        $1,616,743            $1,608,016             $1,699,631


Federal funds purchased generally mature daily. Securities sold under repurchase agreements generally mature within 1 to 365 days or are due upon demand. Commercial paper matures within 270 days, and master notes, the principal component of notes payable, are due upon demand.

The Corporation paid $296,483,000, $383,986,000 and $550,196,000 in interest on short-term borrowings and deposits in 1993, 1992 and 1991, respectively.

(12) Long-Term Debt
Long-term debt at December 31 included:

In thousands                                               1993        1992
Parent:
5% Convertible subordinated debentures due 1994           $    134   $    136
73/4% Debentures due 1997 ($251 held in treasury
  in 1992)                                                       -     19,349











81/4% Subordinated notes due 2002                          125,000    125,000
85/8% Subordinated notes due 1998                           49,955     49,945
  Total Parent                                             175,089    194,430
7% Mortgage note payable through 1997                        1,545      1,900
71/4% Mortgage note payable through 1994                        33        131
71/2% Federal Home Loan Bank advance payable
 through 2008                                                  972          -
81/4% Mortgage note payable through 2009                     9,235      9,511
101/2% Mortgage note payable through 2000                    2,317      2,582
8-14% Capital lease obligations maturing through 2004
 (note 8)                                                    1,965      1,876
  Total consolidated long-term debt                       $191,156   $210,430


The Parent's 5% subordinated debentures are convertible, at the option of their holders, into the Parent's common stock on or before May 1, 1994, at a conversion price of $9.25 per share. From date of issuance to December 31, 1993, $29,866,000 of the principal amount had been converted into 3,228,364 shares of common stock. These debentures plus any accrued interest are redeemable, at the Parent's option, in whole or in part, at 100 percent.

The 73/4% debentures due 1997 were redeemed at par value in September 1993.

The 81/4% subordinated notes, issued in July 1992, are not redeemable prior to maturity. The 81/4% notes qualify as Tier 2 capital for federal bank regulatory purposes.

The 85/8% subordinated notes may not be exchanged or redeemed prior to maturity, except upon the occurrence of certain events relating to the federal income tax treatment of the notes to the Corporation. The 85/8% notes qualify as Tier 2 capital for federal bank regulatory purposes.

Outstanding debt agreements at December 31, 1993 place restrictions upon the disposal of subsidiaries' common stock, the payment of dividends and the acquisition by the Parent or its subsidiaries of the Parent's capital stock. Under these restrictions, all retained earnings were available for dividends as of December 31, 1993.

Expenses relating to the issuance of the 81/4% and 85/8% notes and the 5% debentures are being amortized to maturity on a straight-line basis. Upon conversion to common stock, the unamortized expense attributable to the 5% debentures is charged to capital surplus.

Mortgage indebtedness consists of the debt relating to four pledged facilities owned by Crestar Bank which have an aggregate carrying value of $33,979,000 at December 31, 1993. Payments in 1993, including interest, were $2,157,000. Mortgage payments in 1994 are expected to approximate the 1993 amount.

The Corporation made payments of $17,928,000, $13,534,000 and $16,134,000 in interest on long-term debt in 1993, 1992 and 1991, respectively.

On September 24, 1993, Crestar filed a shelf registration with the Securities and Exchange Commission. Under this registration statement, the Company may issue up to $300,000,000 in unsecured subordinated debt securities, preferred stock or common stock, or any combination thereof. Securities may be issued separately or as units, at prices and on terms to be determined at the time of sale.

The combined maturities of all long-term debt for the years 1994 through 1998 are as follows:

In thousands       1994      1995     1996      1997       1998
Parent           $  134    $    -    $    -    $    -    $49,955
Consolidated      1,822     1,617     1,569     1,421     51,073


(13) Income Taxes
Effective January 1, 1993, Crestar adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). There was no material effect on the results of operations from the adoption of this accounting method.

The current and deferred components of income tax expense allocated to operations in the accompanying consolidated statements of income are as follows:

In thousands
Current:                                   1993        1992        1991
  Federal                                 $54,060    $ 37,996    $ 20,491
  State and local                            (362)      1,347       2,051
    Total current tax expense (benefit)    53,698      39,343      22,542
Deferred:
  Federal                                   9,975     (17,886)    (15,667)
  State and local                            (684)     (1,768)       (815)
    Total deferred tax expense (benefit)    9,291     (19,654)    (16,482)
Total income tax expense                  $62,989    $ 19,689    $  6,060


In addition to the state and local income tax expenses above, which pertain to the non-bank affiliates and to the non-Virginia banks, Crestar Bank incurred Virginia bank franchise taxes of $2,810,000 in 1993, $2,845,000 in 1992 and $3,330,000 in 1991. This tax is imposed upon banks in Virginia in lieu of income and personal property taxes. Crestar Bank remits 80 percent of the tax to the Virginia municipalities in which it does business and the remaining 20 percent to the State of Virginia.

The differences between the amounts computed by applying the statutory federal income tax rate to income before income taxes and the actual income tax expense allocated to operations are as follows:


In thousands                                        1993        1992        1991
Income before income taxes                        $203,480    $ 99,490    $ 39,821
Tax expense at statutory rate                       71,218      33,826      13,539
Increase (decrease) in taxes resulting from:
  Tax-exempt interest and dividends                 (8,355)    (10,573)    (14,454)
  Nondeductible interest expense                       531         790       1,353
  Alternative minimum tax (carryforward used)            -      (6,457)      5,049
  Amortization of goodwill                           1,075         872         849











  Amortization of deposit base intangibles               -       1,073       1,025
  State income taxes                                   292        (278)        816
  Adoption of SFAS 109                                (540)          -           -
  Deferred tax effect of 1993 tax rate change       (1,593)          -           -
  Reversal of previously accrued taxes                   -           -      (2,122)
  Other - net                                          361         436           5
    Total decrease in taxes                         (8,229)    (14,137)     (7,479)
Total income tax expense                          $ 62,989    $ 19,689    $  6,060
Effective tax rate                                    31.0%       19.8%       15.2%


The Corporation made income tax payments of $52,234,000, $37,371,000 and $20,853,000 during 1993, 1992 and 1991, respectively. At December 31, 1993, the net deferred tax asset of $48,717,000 consisted of the following:

                                                Deferred         Deferred
                                                  Tax              Tax
In thousands                                     Assets         Liabilities
Allowance for loan losses                       $71,113           $     -
Unrealized losses on foreclosed properties        4,743                 -
Compensation and employee benefits               12,646                 -
Premises and equipment                                -            15,838
Deposit base intangibles                              -            11,979
Investment securities                                 -             3,109
Unamortized deferred loan fees and costs              -             2,442
Loans                                                 -             2,690
Lease receivables                                     -             2,591
Loan acquisition discount                             -             2,636
Other                                             5,240             3,740
  Total deferred taxes                          $93,742           $45,025
  Net deferred tax asset                        $48,717


The net deferred tax asset at January 1, 1993, included a valuation allowance of $1.1 million (zero at December 31, 1993) representing a capital loss carryforward expiring in 1998. This allowance was reduced to zero as a result of a decrease in the corresponding temporary difference during 1993. Crestar has sufficient taxable income in the available carryback periods and future taxable income from reversing taxable temporary differences to realize substantially all of its deferred tax assets. Management believes, based on the Corporation's history of generating significant earnings and expectations of future earnings, that it is more likely than not that all recorded deferred tax assets will be realized.

The primary timing differences and the resulting deferred income tax benefits for the years ended December 31, 1992 and 1991 are as follows:


In thousands                                                      1992       1991
Deduction for loan losses on tax returns greater (less) than
  the provision charged to operating expense                    $  4,840   $(19,664)
Financial statement AMT greater (less) than tax return AMT        (6,457)     5,049











Reversal of previously accrued taxes                                   -     (2,122)
Depreciation                                                      (1,420)    (1,120)
Amortization of acquired intangible assets                         1,351      1,252
Accretion of discount on securities                               (1,801)      (708)
Deferral and amortization of loan fees and costs                    (449)       798
Leasing                                                                9      1,607
Unrealized losses on other real estate owned                     (12,782)      (899)
Other - net                                                       (2,945)      (675)
  Total deferred income tax benefit                             $(19,654)  $(16,482)


Net deferred income taxes in the accompanying consolidated balance sheets are included in other assets or other liabilities, as appropriate.

The tax returns through 1987 have either been examined or are no longer subject to examination by the Internal Revenue Service (IRS). During 1993, the IRS continued an examination of the tax returns for 1988 through 1990. Management believes that any deficiency that may be determined will not have a material effect on consolidated earnings.

(14) Shareholders' Equity And Earnings Per Share
During 1993 the Corporation purchased and retired 522,300 shares of common stock at an average cost of $40.31 per share. There were no shares of common stock purchased and retired in 1992 or 1991.

During 1993, $2,000 of subordinated debentures were converted to 216 shares of common stock. During 1992 and 1991, $17,000 and $15,000, respectively, of subordinated debentures were converted to 1,837 and 1,621 shares of common stock, respectively.

In October 1992, Crestar completed the public offering and sale of 3,450,000 shares of common stock at $29.25 per share, providing a net addition of $97.1 million to shareholders' equity.

At December 31, 1993, common stock was reserved for issuance to directors, officers or employees with respect to stock options granted from 1987 through 1993 as explained in note 18. There were 500,000 shares reserved for the Performance Equity Plan, which provides awards to key executives based upon attainment of specific long-term corporate goals. No shares were beneficially owned by a subsidiary. There were 14,876 shares of common stock reserved for the conversion of the 5% convertible subordinated debentures at December 31, 1993.

In December 1993, all 900,000 shares of the Adjustable Rate Cumulative Preferred Stock Series B were redeemed at 103% of the stock's stated value, or a price per share of $51.50, plus accrued and unpaid dividends.

Average common and common equivalent shares used in the determination of earnings per share were:

In thousands          1993      1992      1991
Primary              37,587    32,286    31,921
Plus assumed
  conversion of
  debentures             15        15        17











Other                    63        68         8
Fully diluted        37,665    32,369    31,946


Fully diluted earnings per common share are calculated using net income increased by interest and amortization of debt issuance expense, net of tax effect, relating to the outstanding 5% convertible subordinated debentures and reduced by the preferred dividends applicable to the Series B preferred stock as follows:

In thousands               1993        1992        1991
Interest and
  amortization of
  debt issuance
  expense                $     7      $    7      $    8
Tax effect                    (2)         (2)         (3)
Preferred dividends,
  Series B                (2,221)     (2,475)     (2,576)
Net adjustment
  to net income          $(2,216)    $(2,470)    $(2,571)


(15) Other Income
Other income in the consolidated statements of income includes the following components:

In thousands                                  1993       1992       1991
Mortgage servicing                          $15,371    $13,637    $13,363
Mortgage origination - net                   20,631     16,631      9,504
Automated teller machine fees                 9,355      7,925      5,463
Trading account activities                    4,415      6,880      8,295
Commissions on letters of credit              7,272      5,081      5,899
Safe deposit box rental                       2,239      3,282      3,033
Gain on sale of mortgage servicing rights     3,600      1,761          -
Miscellaneous                                18,786     11,539      8,902
  Total other income                        $81,669    $66,736    $54,459


(16) Regulatory Requirements And Restrictions
Crestar Bank, Crestar Bank N.A. and Crestar Bank MD (Banks) are subject to certain requirements imposed by state and federal banking statutes and regulations. These requirements, among other things, establish minimum levels for capital and restrict the amount of dividends that may be distributed and the amount of loans that may be made by the Banks to the Parent and require that the Banks maintain a minimum reserve balance with the Federal Reserve Bank.

Under the current supervisory practices of the Banks' regulatory agencies, prior approval from those agencies is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. The amount of dividends available to the Parent from the Banks at January 1, 1994, without prior approval, was approximately $106.0 million. Cash dividends paid by the Banks to the Parent in 1993, 1992 and 1991 were $93.8 million, $30.1 million and $28.1 million, respectively.

Section 23A of the Federal Reserve Act places limitations on the amount of credit that may be extended to the Parent by the Banks. Generally, up to 10% of the Banks' regulatory capital, surplus, undivided profits, allowance for loan losses and contingency reserves may be loaned by the Banks to the Parent. As of December 31, 1993, $116.3 million of credit was available to the Parent under this limitation, although no extensions of credit were outstanding.

For the reserve maintenance period in effect at December 31, 1993 and 1992, the Banks were required to maintain average daily balances totaling approximately $339.6 million and $291.6 million, respectively, with the Federal Reserve Bank. The average amount of reserve balances for the year ended December 31, 1993 totaled approximately $294.2 million.

As of January 1, 1993, aggregate loans to directors and executive officers and their associates were $13,874,000. Additions and repayments totaled $946,000 and $3,966,000 respectively, during 1993 and the balance was $10,854,000 at year end. These loans were made in the ordinary course of business and were arms-length in terms of credit risk, interest rates and collateral requirements prevailing at the time for comparable transactions. These loans do not represent more than a normal credit risk. None of these loans were nonaccrual, past due or restructured at December 31, 1993.

(17) Pension Plans
As of December 31, 1993, the Corporation had various non-contributory defined benefit pension plans. Benefits under the plans are based on length of service and a percentage of qualifying compensation during the final years of employment. The Corporation's funding policy is to contribute annually the maximum amount that can be contributed for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

During 1991 Crestar purchased annuities to settle certain pension obligations for selected retirees of the Corporation. As a result, the projected benefit obligation was reduced by $10,255,000 and a pre-tax gain of $2,236,000 was recognized.
Net periodic pension expense in 1993, 1992 and 1991 includes the following components:


In thousands                                        1993       1992       1991
Service cost - benefits earned during the year    $  4,949    $ 4,906    $  5,351
Interest expense on projected benefit obligation     6,784      6,244       6,362
Actual return on plan assets                       (18,906)    (9,859)    (17,908)
Net amortization and deferral                        9,167      1,175       9,921
Net periodic pension expense                      $  1,994    $ 2,466    $  3,726


The following table sets forth the Plans' funded status and amounts recognized in the Corporation's consolidated balance sheets at December 31, 1993 and 1992, based on a measurement date of September 30 for each respective year:

In thousands                                              1993       1992
Accumulated benefit obligation, including vested











 benefits of $81,540 in 1993 and $55,667 in 1992      $ (82,621)    $(56,943)
Projected benefit obligation for service rendered
 to date                                               (121,416)     (85,422)
Plan assets at fair value, primarily listed stocks
 and U.S. Treasury bonds                                123,480      105,586
Plan assets in excess of projected benefit
 obligation                                               2,064       20,164
Unrecognized net gain from past experience
 different from that assumed and effects of changes
 in assumptions                                            (324)     (16,161)
Unrecognized net asset at October 1, 1985, being
 recognized over 15 years                                (2,614)      (3,031)
Prepaid (accrued) pension expense                     $    (874)    $    972


The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 5.0%, respectively, in 1993 and 8.0% and 5.0%, respectively, in 1992. The expected long-term rate of return on assets was 8.5% for both 1993 and 1992.

(18) Other Employee Benefit Plans
The Corporation maintains a stock incentive plan which allows for the granting of incentive and non-qualified stock options to all employees on a discretionary basis. The Corporation also maintains a stock option plan under which no future options will be granted, but under which previously granted options were outstanding at December 31, 1993. Stock options are granted at prices equal to the fair market value of the stock on the date of grant. Options are exercisable starting one year from the date of grant, or upon retirement, disability or death, and expire seven years from the date of grant for options granted prior to 1989 and ten years from the date of grant for options granted in 1989 and thereafter. Effective in January 1992, all stock appreciation rights (SARs), which had previously been granted in tandem with options, were canceled. No new grants of SARs have been made since that time.

The following summarizes activity relating to options and SARs:


                                                 1993                   1992                 1991
                                          Options      SARs      Options    SARs       Options     SARs
Outstanding, January 1                   1,120,800       -       931,000    481,521    663,882    338,244
Granted                                    207,730       -       363,550          -    317,500    165,545
Canceled or retired                         (4,350)      -        (7,400)  (481,521)   (25,800)   (22,268)
Exercised ($14.75 to $29.00 per share)    (270,879)      -      (166,350)         -    (24,582)         -
Outstanding, December 31
  ($14.75 per share to $43.69 per
   share)                                1,053,301       -     1,120,800          -    931,000    481,521
Exercisable, December 31                   885,151       -       762,750          -    604,202    318,312


On January 1, 1993, Crestar adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than











Pensions." Under this accounting rule, costs of retiree benefits other than pensions are accrued in a manner similar to pension costs. Prior to 1993, these other retiree benefit costs were expensed when paid, and totaled $1.7 million in 1992 and $1.2 million in 1991. The effect of adopting this statement was to increase employee benefits expense for 1993 by approximately $2.1 million. Postretirement benefits expense for periods prior to January 1, 1993 has not been restated.
 The following table presents the projected status of Crestar's postretirement life and contributory health insurance benefit plans for eligible retirees as of December 31, 1993:

In thousands
Accumulated postretirement benefit
  obligations (other than pensions):
    Retirees                                    $(27,821)
    Eligible active plan participants             (5,599)
    Ineligible active participants                (7,740)
      Total                                      (41,160)
Unrecognized net loss                              5,512
Unrecognized transition obligation
  to be recognized over 20 years                  32,490
Accrued postretirement benefit expense          $ (3,158)


Postretirement benefit expense for the year ended December 31, 1993 included these components:

In thousands
Service cost                            $  573
Interest cost                            2,131
Amortization of transition obligation    1,710
  Net postretirement benefit expense    $4,414

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for health insurance is 13% for 1994 and is assumed to decrease gradually to 6% in 2000 and remain at that level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan by approximately $2.5 million, and would increase the aggregate of the service and interest components of net postretirement benefit expense by approximately $250 thousand for 1993. The weighted average discount rate used in projecting the accumulated plan benefit obligation was 7.25%, and the average rate of annual compensation increase ranged from 5.0% to 7.8%, depending upon the age of the participant.

The Corporation maintains a grantor trust to pay certain employee benefits as they become due. Assets of the trust are restricted to use for applicable employee benefit plans, including deferred compensation and medical benefit plans. These trust assets of approximately $63 million at December 31, 1993 are included in the Corporation's total assets.

The Corporation has a thrift plan and a profit-sharing plan covering substantially all full-time employees beginning January 1 after date of hire. The Corporation makes matching contributions of 50 cents for every $1 of employee contributions to the thrift plan, up to 6 percent of base pay. Employer profit-sharing contributions are determined by applying a formula based on return on equity to covered compensation. Thrift and profit-sharing plan expenses totaled $11.0 million, $8.3 million and $3.4 million in 1993, 1992 and 1991, respectively.

Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits," establishes accounting standards for benefits provided to inactive or former employees after employment, but before retirement. For Crestar, such benefits consist principally of short-term disability benefits. Under the new standard, which becomes effective on January 1, 1994, estimated costs of postemployment benefits are accrued during the period of active employment rather than expensed when paid. Crestar expects to incur a pre-tax charge of approximately $2.0 million in the first quarter of 1994 upon adoption of this accounting standard.

(19) Other Expense
Other expense in the consolidated statements of income includes the following components:

In thousands                            1993       1992         1991
Communications                        $ 21,136   $ 19,334    $ 18,149
Stationery, printing and supplies        7,133      6,451       6,086
Professional fees and services          13,487     15,898      13,244
Loan expense                             9,034      8,409       5,797
FDIC premiums                           22,847     21,003      17,806
Advertising and marketing               13,709      8,137       7,866
Transportation                           5,388      5,357       5,610
Outside data services                   14,879     11,769      11,923
Amortization of purchased intangibles   21,926     13,630      12,338
Foreclosed properties                   33,055     60,188      11,833
Miscellaneous                           35,321     38,124      30,349
  Total other expense                 $197,915   $208,300    $141,001

(20) Condensed Bank Information
The following shows Condensed Consolidated Balance Sheets for Crestar Bank, Crestar Bank N.A. and Crestar Bank MD at December 31, 1993:


In thousands                             Crestar Bank      Crestar Bank N.A.       Crestar Bank MD
Cash and due from banks                  $   643,057          $  145,435              $ 76,056
Investment securities                      1,385,401             276,753               130,245
Securities held for sale                   1,043,879             467,494               185,627
Money market investments                     548,332             250,030               235,000
Mortgage loans held for sale                 591,233                   -                     -
Loans - net of unearned income             6,736,384             305,989               244,749
  Less: Allowance for loan losses           (188,317)            (16,584)               (6,057)
  Loans - net                              6,548,067             289,405               238,692
Premises and equipment - net                 242,164              47,539                11,695
Customers' liability on acceptances           11,578                   -                     -
Intangible assets - net                       63,523              24,146                 8,483
Other assets                                 289,318              31,930                 7,611
  Total Assets                           $11,366,552          $1,532,732              $893,409
Deposits                                 $ 8,395,223          $1,249,523              $749,063











Short-term borrowings                      1,830,365              98,276                61,224
Notes payable to Parent                      163,000              10,000                     -
Liability on acceptances                      11,578                   -                     -
Other liabilities                            146,373              23,557                17,501
Long-term debt                                15,086                 972                     9
  Total liabilities                       10,561,625           1,382,328               827,797
Common stock                                 210,000               5,258                12,210
Capital surplus                              135,723              93,423                43,187
Retained earnings                            459,204              51,723                10,215
  Total shareholder's equity                 804,927             150,404                65,612
  Total Liabilities And
    Shareholder's Equity                 $11,366,552          $1,532,732              $893,409

Condensed Consolidated Statements of Income for Crestar Bank, Crestar Bank N.A. and Crestar Bank MD for the year ended December 31,
1993 are shown in the following table:

In thousands                     Crestar Bank       Crestar Bank N.A.    Crestar Bank MD
Income from earning assets        $715,308              $72,622              $46,167
Interest expense                   266,717               27,374               17,707
Net interest income                448,591               45,248               28,460
Provision for loan losses           46,230                    -                2,545
Net credit income                  402,361               45,248               25,915
Noninterest income                 202,921               25,919               18,744
Securities gains                         -                   87                   51
Net credit and noninterest
 income                            605,282               71,254               44,710
Noninterest expense                436,492               52,262               33,641
Income before income taxes         168,790               18,992               11,069
Applicable income tax expense       52,960                4,792                5,126
Net income                        $115,830              $14,200              $ 5,943


(21) Condensed Parent Information
The following shows the Parent's Condensed Balance Sheets:

                                                       December 31,

In thousands                                        1993          1992
Cash in banks                                   $   31,276    $   29,536
Investment securities                               12,967        31,591
Securities purchased under agreements to resell    109,000       209,000
Securities purchased from subsidiaries under
 agreements to resell                                    -         5,441
Other money market investments                      31,940             -
Notes receivable from subsidiaries                 173,000       173,000
Investments in subsidiaries:
  Bank subsidiaries                              1,020,943       915,360
  Non-bank subsidiaries                              8,038         3,391
Other assets                                        11,735         8,708
  Total Assets                                  $1,398,899    $1,376,027
Commercial paper                                $      320    $    7,435











Master notes                                       110,792       119,019
Securities sold to subsidiary under
 repurchase agreements                               2,706             -
Payable to Crestar Bank                                  -        45,000
Other liabilities                                   47,515        51,238
Long-term debt                                     175,089       194,430
Total shareholders' equity                       1,062,477       958,905
  Total Liabilities And Shareholders' Equity    $1,398,899    $1,376,027


The Parent's retained earnings as of December 31, 1993 and 1992 were $626,003,000 and $545,008,000, respectively, and were comprised primarily of the undistributed earnings of its subsidiaries. The Parent's Condensed Statements of Income for each of the last three fiscal years are shown in the following table:

                                                Years Ended December 31,

In thousands                                   1993       1992       1991
Cash dividends from subsidiaries:
  Bank subsidiaries                          $ 93,834    $30,100    $28,054
  Non-bank subsidiaries                             -          -      2,574
Interest from subsidiaries                     14,844     11,418     12,777
Interest on investment securities               1,634      2,536      6,200
Interest on securities purchased under
 agreements to resell                           3,014      6,184      7,553
Income on other money market investments        1,762          -          -
Other income                                       36         28         26
Securities losses                              (1,859)      (979)       (21)
  Total income                                113,265     49,287     57,163
Interest on short-term borrowings               3,021      4,046      9,582
Interest on note payable to subsidiary              -         99          -
Interest on long-term debt                     15,754     15,628     14,039
Other expense                                   1,099      1,269        515
  Total expense                                19,874     21,042     24,136
Income before income taxes and equity
 in undistributed net income of
 subsidiaries                                  93,391     28,245     33,027
Income tax benefit                             (1,451)    (1,529)        (2)
Income before equity in undistributed net
 income of subsidiaries                        94,842     29,774     33,029
Equity in undistributed net income of
 subsidiaries                                  45,649     50,027        732
Net Income                                   $140,491    $79,801    $33,761


The following shows the Parent's Condensed Statements of Cash Flows for each of the last three fiscal years. Cash and cash equivalents consist of cash in banks.


In thousands                                                   Years Ended December 31,
                                                            1993        1992          1991
Operating Activities
Net Income                                               $ 140,491    $  79,801    $  33,761











Adjustments to reconcile net income to
  net cash provided by operating activities:
    Equity in undistributed net income of subsidiaries     (45,649)     (50,027)        (732)
    Depreciation and amortization of premises and
      equipment                                                  52          51           52
    Securities losses                                         1,859         979           21
    Amortization and accretion, net                             248         314          334
    Net proceeds from securities held for sale               22,191           -      183,721
    Net decrease (increase) in accrued interest
      receivable, prepaid expenses and other assets          (3,780)      1,104       12,515
    Net increase (decrease) in accrued interest payable,
      accrued expenses and other liabilities                 (3,899)     12,266       30,913
  Net cash provided by operating activities                 111,513      44,488      260,585
Investing Activities
Proceeds from maturities of investment securities                 -       1,015        6,774
Proceeds from sales of investment securities                      -       6,175            -
Purchases of investment securities                             (749)          -            -
Net decrease (increase) in securities purchased under
 agreements to resell                                       105,441     (69,441)    (145,000)
Net increase in other money market investments              (31,940)          -            -
Net increase in notes receivable from subsidiaries                -     (65,000)           -
Decrease in payable to subsidiary                           (45,000)          -            -
Increase in investments in subsidiaries                      (2,500)    (15,750)           -
Net cash paid for acquisitions                               (5,524)          -         (839)
  Net cash provided (used) by investing activities           19,728    (143,001)    (139,065)
Financing Activities
Net decrease in short-term borrowings                       (12,636)    (31,058)     (70,072)
Principal payments on long-term debt                        (19,349)    (70,000)        (259)
Proceeds from issuance of long-term debt                          -     124,529            -
Redemption of preferred stock                               (46,350)          -            -
Cash dividends paid                                         (45,091)    (29,121)     (40,437)
Common stock purchased and retired                          (21,054)          -            -
Proceeds from the issuance of common stock                   14,979     108,918       13,979
  Net cash provided (used) by financing activities         (129,501)    103,268      (96,789)
Increase in cash and cash equivalents                         1,740       4,755       24,731
Cash and cash equivalents at beginning of year               29,536      24,781           50
Cash and cash equivalents at end of year                  $  31,276    $ 29,536    $  24,781


(22) Commitments, Contingencies And Other Financial Instruments
In the normal course of business, Crestar is a party to commitments, contingent liabilities and other financial instruments that are not reflected in the accompanying consolidated financial statements. Commitments to extend credit, put options, standby letters of credit, interest rate caps, interest rate floors and collars, interest rate swaps, and forward contracts are some of the vehicles used by Crestar in meeting the financing needs of its customers and managing its own exposure to fluctuations in interest rates. These items involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Any losses which may result from these transactions are not expected to have a material effect on the accompanying consolidated financial statements. Notional principal amounts often are used to express the volume of the transaction, but the amounts potentially subject to credit risk are much smaller.












The following table presents the contract or notional amount of each class of instrument and the estimated unrealized gain (loss) of such instruments at December 31, 1993 and 1992:


In thousands                                         Unrealized Net Gain (Loss)        Notional Amount
                                                        1993          1992            1993        1992
Financial instruments whose notional or contract
  amounts equaled maximum credit risk (assumes
  counter-party defaults and collateral proves to
  be worthless):
    Legally binding unfunded commitments to
      extend credit                                   $(12,900)    $     -        $4,521,484    $4,624,797
    Standby letters of credit                                -           -           394,156       434,887
    Commercial and similar letters of credit                 -           -            75,913        92,560
    Recourse obligations                                     -           -           710,415       773,943
    Other                                                    -           -            12,890        23,795
      Total                                           $(12,900)    $     -        $5,714,858    $5,949,982
Financial instruments whose notional or contract
  amounts exceeded the amount of credit risk:
    Caps, floors, collars and swaps:
      As hedges against interest rate risk             $ 21,171    $33,117        $2,121,089    $2,454,777
      As a financial intermediary                           764        875           385,267       440,504
  Forward contracts to hedge lending commitments          3,400     (5,247)          943,330       556,246
    Total                                              $ 25,335    $28,745        $3,449,686    $3,451,527



Unless noted otherwise, the Corporation does not require collateral to support off-balance sheet financial instruments with credit risk.

Commitments to extend credit are legally binding agreements to lend to a customer which typically contain clauses that permit cancellation of the commitment in the event of credit deterioration of the borrower. Standby letters of credit are conditional commitments issued by Crestar to guarantee the performance of customers to a third party. Crestar receives a commitment fee for entering into such agreements.

The credit risk associated with commitments to extend credit and standby letters of credit is similar to direct lending; therefore, all of these items are subject to the Corporation's loan approval and review procedures and policies. Based upon management's credit evaluation of the customer, Crestar may require the customer to provide various types of collateral as security for the agreement, including balances on deposit, investment securities, real estate and inventory.

The total contract amounts do not necessarily represent future cash requirements, since many of these items are expected to expire without being drawn upon. At December 31, 1993, approximately $6.5 million of the standby letters of credit and $20.9 million of commercial and similar letters of credit were participated to other financial institutions.












A geographic concentration exists within Crestar's loan portfolio since most of Crestar's business activity is with customers located in Virginia, Maryland or Washington, DC. Based upon Standard Industrial Classification codes used for regulatory purposes, the Corporation had no aggregate loan concentrations of 10% or more of total loans in any particular industry at December 31, 1993. However, under a broader view of the portfolio, Crestar had $1.1 billion in loans outstanding to real estate developers and investors at year-end 1993. These loans are diversified by geographic region within Crestar's market and by project type and are made in accordance with the Corporation's normal credit and underwriting guidelines and risk management policies.

The Corporation services mortgage loans other than those included in the accompanying consolidated financial statements and, in some cases, accepts a recourse liability on the serviced loans. At December 31, 1993, approximately $376.8 million of the balance of these loans serviced with recourse is insured by governmental agencies or private insurance companies.

Crestar has agreed to repurchase at the holder's option certain housing authority bonds at par value under the terms of various tender option agreements. Approximately $5.2 million of the $12.9 million in total repurchase risk associated with this put bond program has been participated to another financial institution.

The Corporation enters into a variety of interest rate cap, floor, collar, and swap agreements as hedges (to manage its interest rate exposure) and as an intermediary (to enable customers to transfer, modify or reduce their interest rate risk). At December 31, 1993, the total notional amount of these instruments that hedge the Corporation's interest rate risk was $2.1 billion, which included $1.5 billion in swaps to convert certain variable-rate assets to fixed rates in order to manage Crestar's interest sensitivity position: $55 million in swaps utilized to convert specifically identified time deposits and short-term borrowings to variable interest rates in order to lock in a spread on the variable-rate assets that they fund; $4 million in swaps to hedge the interest rate risk associated with the aforementioned tender option agreement; $400 million in caps to minimize interest rate risk associated with certain variable-rate deposits and overnight securities; and $200 million of interest rate floor agreements to minimize interest rate risk associated with variable rate assets. The Corporation believes that such off-balance sheet transactions have been successful in attaining interest rate sensitivity goals.

The following chart provides additional details on the interest rate swaps, floors and caps utilized by Crestar at December 31, 1993 as hedges against interest rate risk.


                                    Notional    Expected      Average       Unrealized       Unrealized
Dollars in thousands                Balance     Maturity     Fixed Rate       Gains           Losses
Interest rate swaps:
  Receive fixed rate               $1,517,089    1.87 yrs.      6.05%         $20,319         $  (730)
  Pay fixed rate                        4,000    1.15          12.73                -            (394)
Interest rate floors                  200,000    1.08           NA*             2,208               -
Interest rate caps                    400,000     .18           NA*                 -            (232)
  Total financial instruments











  used as hedges against
  interest rate risk               $2,121,089                                 $22,527         $(1,356)
*Not applicable


Interest rate floors and caps included in the above schedule are tied to the London Inter-Bank Offered Rate (LIBOR). The average fixed strike rate at December 31, 1993 for interest rate floors was 5.50%, and for interest rate caps was 8.25%.

Credit risk associated with interest rate swaps, floors and caps is generally limited to the estimated replacement cost of those instruments in a gain position. No interest rate swaps, floors or caps used as hedges against interest rate risk were sold by Crestar during 1993 or 1992.

At December 31, 1993, Crestar had entered into $385.3 million of interest rate cap, floor, collar and swap agreements as a financial intermediary for customers. As an intermediary, Crestar typically becomes a principal in the exchange of interest payments between parties and, therefore, is exposed to loss should one of the parties default. The Corporation performs normal credit reviews on each counterparty and minimizes its exposure to the interest rate risk inherent in these items by entering into offsetting positions or by using hedging techniques to minimize risk. Notional principal amounts are used to express the volume of the transaction, but the amounts potentially subject to credit risk are much smaller and are limited to the value of the contractual cash flows.

The Corporation entered into $943.3 million (contract amount) of forward agreements to reduce the interest rate risk arising from changes in market rates from the time various lending commitments are made until those commitments are funded.


The fair values of off-balance sheet financial instruments were estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of counterparties. Unfunded loan commitments are generally priced at market at the time of funding and are subject to certain credit standards. The carrying value of interest rate caps, floors, collars and swaps used as hedges and other off-balance sheet financial instruments was not material at year-end 1993 or 1992.

A large portion of Crestar's investment securities and securities held for sale portfolios is comprised of mortgage-backed obligations issued by various Federal agencies. At December 31, 1993 the total amount invested in these securities was $1.5 billion or 41% of the combined investment securities and securities held for sale portfolios.

Certain litigation is pending against Crestar. Management, after reviewing this litigation with legal counsel, is of the opinion that these matters, when resolved, will not have a material effect on the accompanying consolidated financial statements.

(23) Fair Value Of Financial Instruments
The majority of Crestar's assets and liabilities are financial instruments;











however, most of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Comparability among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made. The Corporation's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting, nor have lines of business such as trust or mortgage banking services been separately valued.

Valuation methods, estimated fair values and carrying values at December 31, 1993 and 1992 are as follows:



In thousands                       Estimated Fair Value       Carrying Value

                                    1993         1992           1993          1992
Cash and due from banks         $  716,652    $  754,583     $  716,652    $  754,583
Investment securities            1,845,714     1,707,728      1,824,617     1,684,900
Securities held for sale         1,729,796     1,566,630      1,697,000     1,544,049
Money market investments           650,633     1,181,032        650,633     1,181,032


The fair values of cash and due from bank balances and of money market investments are equal to the carrying values. Financial instrument assets actively traded in a secondary market were valued using available quoted market prices.


In thousands                                  Estimated Fair Value    Carrying Value

                                              1993        1992           1993         1992
Net loans, including loans held for sale    $7,878,000    $6,872,000    $7,667,397    $6,743,939
Other financial instrument assets              180,111       191,928       179,086       192,041


The Company's loan portfolio was valued at discounted values of projected cash flows. The applicable discount rates were based on rates paid on U.S. Treasury securities with various maturity dates, adjusted for noninterest operating costs, anticipated credit losses and prepayment risk. This valuation excludes the additional value of customer relationships connected with Crestar's bank card, home equity line or similar revolving line of credit arrangements. Other financial instrument assets consist largely of customers' liability on acceptances and accrued interest receivable, for which fair value approximates carrying value. The fair value of other instruments was estimated based on discounted values of projected cash flows.













In thousands                             Estimated Fair Value          Carrying Value
                                         1993          1992           1993          1992
Deposits with no stated maturities    $7,481,765    $6,760,060    $7,481,765    $6,760,060


Deposit liabilities payable on demand, consisting of demand deposits, interest checking deposits, money market deposit accounts and regular savings deposits, by definition have an estimated fair value equal to carrying value. Recent purchase transactions of bank deposits have reflected premiums of approximately one to four percent of the recorded book value of total deposits. The premium percent attributable to deposits with no stated maturities would be higher than that range due to the low-cost nature of such deposits over their projected life and their value as a low-cost source of funds.



In thousands                             Estimated Fair Value           Carrying Value
                                          1993          1992           1993         1992
Deposits with stated maturities        $2,707,000    $2,852,000     $2,684,013    $2,821,443
Short-term borrowings                   1,616,743     1,608,016      1,616,743     1,608,016
Long-term debt                            211,401       217,324        191,156       210,430
Other financial instrument liabilities    200,230       284,795        200,276       284,886


Deposits with stated maturities were valued using discounted cash flows incorporating rates paid on U.S. Treasury securities, adjusted for factors such as operating expenses and prepayment risk. Short-term borrowings have a fair value that approximates carrying value. Long-term debt was valued based on interest rates currently available to Crestar for debt with similar terms and remaining maturities. Other financial instrument liabilities consist largely of liability on acceptances, interest payable on deposits, and balances due upon settlement of securities purchases, for which estimated fair value approximately carrying value. The fair value of other liability instruments was estimated based on discounted net cash flows expected to be incurred. Information on estimated fair values of off-balance sheet transactions is provided in financial statement note 22.

(24) Quarterly Financial Results (Unaudited)
The following summarizes the consolidated quarterly results of operations for the years ended December 31, 1993 and 1992:


Dollars in thousands, except per share data    First      Second      Third       Fourth
1993                                          Quarter     Quarter     Quarter    Quarter
Income from earning assets                   $202,125    $204,928    $213,119    $212,457
Net interest income                           124,602     128,805     135,646     137,959











Provision for loan losses                      18,500       3,006      13,769      13,500
Securities gains (losses)                       1,111       1,511        (385)          -
Other noninterest income                       59,259      61,364      61,739      63,666
Net credit and noninterest income             166,472     188,674     183,231     188,125
Noninterest expense                           123,084     140,547     129,148     130,243
Net Income                                     30,894      33,710      37,153      38,734
Earnings Per Share
Primary:
  Net Income                                 $    .83    $    .88    $    .96    $   1.01
  Average shares outstanding (000s)            36,678      37,440      38,154      38,063
Fully diluted:
  Net Income                                 $    .83    $    .88    $    .96    $   1.00
  Average shares outstanding (000s)            36,710      37,479      38,174      38,088
Dividends declared on common stock                .25         .28         .28         .33
1992
Income from earning assets                   $223,276    $219,264    $209,974    $211,163
Net interest income                           107,711     121,694     123,125     129,614
Provision for loan losses                      30,098      34,400      16,000      18,744
Securities gains (losses)                       4,674      (1,224)        102          11
Other noninterest income                       51,320      52,949      55,923      54,636
Net credit and noninterest income             133,607     139,019     163,150     165,517
Noninterest expense                           116,035     118,826     136,409     130,533
Net Income                                     13,675      16,765      21,490      27,871
Earnings Per Share
Primary:
  Net Income                                  $   .40    $    .50    $    .64    $    .78
  Average shares outstanding (000s)            32,501      32,601      32,754      35,371
Fully diluted:
  Net Income                                  $   .40    $    .50    $    .64    $    .78
  Average shares outstanding (000s)            32,519      32,675      32,815      35,487
Dividends declared on common stock                .20         .20         .20         .20


The Board Of Directors And Shareholders
We have audited the accompanying consolidated balance sheets of Crestar Financial Corporation and Subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crestar Financial











Corporation and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Effective January 1, 1993, the Company changed its methods of accounting to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

/s/ KPMG Peat Marwick
KPMG Peat Marwick
Richmond, Virginia
January 13, 1994

Statement On Corporate Responsibility
The financial statements on pages 32 to 56 have been prepared by management in accordance with generally accepted accounting principles and include some amounts that are necessarily based on our best estimates and judgments. We are responsible for the accuracy, integrity, objectivity, consistency and fair presentation of the financial statements and all other financial information contained in this Annual Report. One way we fulfill these responsibilities is by relying on a system of internal controls, which has been designed to ensure that transactions are properly authorized and recorded in our financial records. Included in the system is an internal auditing function that independently assesses the effectiveness of internal controls and recommends possible improvements thereto. Because of inherent limitations in any system of controls, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, we believe that our system of internal controls provides reasonable assurance as to the integrity and reliability of our financial records.

Some of the financial information in this Annual Report is presented on a tax-equivalent basis to improve comparative analysis. However, in all other respects, it is consistent with the audited financial statements.

Through its Audit committee, which is composed of directors who are not officers or employees of the Corporation, the Board of Directors fulfills its oversight responsibility for determining that the accounting policies employed by management in preparing the Corporation's financial statements are appropriate and that our system of internal controls is adequately reviewed and maintained. The Committee periodically reviews, with management and the internal auditors, accounting policies, control procedures, and audit and regulatory examination reports of the Corporation and its subsidiaries. In addition, our independent auditors meet regularly with and have full and free access to the Committee, privately and with management present, to discuss the results of their audits and other auditing, accounting and financial reporting matters. The Committee reports to the full Board after each of its meetings.

KPMG Peat Marwick have audited the accompanying consolidated financial statements. Their report, located above, represents their judgment as to whether our consolidated financial statements present fairly our financial position and results of operations and cash flows in conformity with generally accepted accounting principles.

We are committed to ensure that corporate affairs are conducted in accordance with consistently applied standards of conduct applicable to all officers and associates. In essence, everyone is expected to manage their responsibilities with integrity. Our standards provide guidance on general business conduct, political activities, community involvement, outside employment and business activities, conflict of interests, personal finances, and the use and safeguard of confidential information.

Crestar Financial Corporation


















Management's Discussion And Analysis Of Operations And Financial Condition Crestar Financial Corporation And Subsidiaries

This commentary provides an overview of Crestar Financial Corporation's (Crestar or the Corporation) financial condition, changes in financial condition and results of operations for the years 1991 through 1993. The following discussion should assist readers in their analysis of the accompanying consolidated financial statements and supplemental financial information.

Earnings Overview
Crestar Financial Corporation reported net income of $140.5 million in 1993, a 76% increase over the $79.8 million earned in 1992. Net income for 1992 of $79.8 million was 136% higher than 1991. These increases reflected the continued positive effects of lower credit costs, growth in noninterest income and management of controllable expenses.

The key profitability measures of return on average assets and return on average total shareholders' equity improved in 1993 over 1992 as a result of significantly increased earnings. These ratios, along with other selected earnings and balance sheet information for each of the years in the five-year period ended December 31, 1993, are shown in Table 1.

Primary earnings per share of $3.68 in 1993 increased 59% over 1992 following an increase of 137% in 1992. Significant items affecting the change in primary earnings per share for 1993 and 1992 are summarized in Table 2. Each applicable item is net of federal income taxes computed using a 35% rate for 1993 and a 34% rate for 1992 and 1991.

Mergers And Acquisitions
During 1993, Crestar continued to enhance its presence in current markets through the completion of two acquisitions and the announcement of five additional acquisitions, two of which have been consummated in January 1994. In May 1993, Crestar acquired CFS Financial Corporation (CFS), located in northern Virginia. Initially, over $650 million in deposits and 19 branches were added to Crestar's existing network. For the year ended December 31, 1993, the CFS acquisition contributed approximately $.05 per share to consolidated earnings. In June 1993, Crestar acquired from the Federal Deposit Insurance Corporation deposits and selected assets of City National Bank of Washington, a one-branch institution closed by the Office of the Comptroller of the Currency. Total deposits of approximately $21 million were acquired.

In January 1994, Crestar Mortgage Corporation acquired Mortgage Capital Corporation, a privately held wholesale mortgage production company based in St. Paul, Minnesota. Mortgage Capital Corporation originated approximately $500 million in residential mortgages in 1993. Also in January 1994, Crestar Financial Corporation acquired Virginia Federal Savings Bank, headquartered in Richmond, Virginia. Total deposits of approximately $500 million were added at the time of acquisition. Financial results for 1993 do not include these two 1994 purchase method acquisitions.

In the fourth quarter of 1993, Crestar announced that it had signed definitive agreements to purchase Providence Savings and Loan Association of Vienna, NVR Savings Bank of McLean and Annapolis Bancorp, Inc. of Maryland. Deposits











totaling over $1.0 billion are expected to be added in 1994 as a result of these three transactions. Financial statement note 2 contains additional information concerning mergers and acquisitions.

Common Stock And Dividends
On December 31, 1993, Crestar's common stock price was $417/8, up 7% from the December 31, 1992 closing price of $39. This growth compares favorably with the performance of the Keefe Index, which increased 3%. The Keefe Index is a composite of bank stocks tracked by Keefe, Bruyette and Woods, Inc., a widely known banking industry analyst and investment banking company.

During the third quarter of 1993, Crestar's common stock began trading on the New York Stock Exchange under the symbol "CF." Previously, Crestar common stock was traded on the over-the-counter market and quoted on the National Market System of NASDAQ (National Association of Securities Dealers Automated Quotations). Book value per common share was $28.32 at December 31, 1993. The year-end common stock price of $417/8 was 1.48x book value. Total market capitalization at December 31, 1993 was $1.6 billion. On the basis of 1993 fully diluted earnings per share of $3.67 and the year-end market price of $417/8, the December 31, 1993 price/earnings ratio was 11.4x.

Dividends declared in 1993 were $1.14 per common share, compared with $.80 per share in 1992 ($.20 per quarter). Reflecting improved earnings, the common dividend was increased three times during 1993. The current quarterly dividend of $.33 per share, or $1.32 on an annualized basis, represents a level equivalent to Crestar's pre-recession dividends declared. The Corporation's objective is to pay dividends of approximately 30% to 40% of earnings to common shareholders. Common dividends declared in 1993 were 31% of net income available to common shareholders compared with 34% in 1992. In 1991, a year during which economic conditions depressed earnings performance and asset growth, common dividends declared represented 88% of net income available to common shareholders.

Capital Resources And Adequacy
Crestar's capital position continued to strengthen as evidenced by significant equity growth and strong capital ratios. Average shareholders' equity grew 24%, 6% and 2% in 1993, 1992 and 1991, respectively. The 1993 increase was primarily attributable to higher earnings, the issuance of 1.4 million shares of common stock in connection with the May 1993 CFS acquisition, and the October 1992 public issuance of 3.5 million shares which was not fully reflected in average shareholders' equity until 1993. Two treasury stock programs, totaling 950,000 shares, were authorized in 1993. During the year, the Corporation purchased and retired 522,300 shares of common stock at an average price of $40.31 per share, primarily to meet the needs of the dividend reinvestment plan and in anticipation of common stock to be issued in the 1994 purchase of Annapolis Bancorp, Inc. In December 1993 all 900,000 shares of Crestar's Adjustable Rate Preferred Stock Series B were redeemed with low-cost funds at 103% of the stock's stated value, or $51.50 per share, plus accrued and unpaid dividends. The Consolidated Statements of Changes in Shareholders' Equity provide details of these and other equity transactions.

Because 1993 growth in average equity of 24% outpaced the 6% growth in average assets, the average equity to assets ratio increased more than 120 basis points over 1992 and the year-end equity leverage ratio (defined as average total assets divided by average total shareholders' equity) decreased from 14.20x in











1992 to 12.12x in 1993. Significant equity growth also affected other ratios, as shown in Table 3. A key measure of equity's ability to absorb losses is the ratio of average equity to average loans. This measure increased 271 basis points to 15.19% for 1993. The equity formation rate (calculated as net income less dividends declared divided by average total equity) increased to 9.24% in 1993 from 6.04% in 1992.

Risk-based capital ratios are another measure of capital adequacy. At December 31, 1993, Crestar's consolidated risk-adjusted capital ratios were 10.5% for Tier 1 and 13.5% for total capital, well above the required minimums of 4.0% and 8.0%, respectively. These ratios are calculated using regulatory capital (either Tier 1 or total capital) as the numerator and both on- and off-balance sheet assets as the denominator. Tier 1 capital consists primarily of common equity less goodwill and certain other intangible assets. Total capital adds certain debt instruments and a portion of the allowance for loan losses to Tier 1 capital. One of four risk weights, primarily based on credit risk, is applied to both on- and off-balance sheet assets to determine the asset denominator. Under Federal Deposit Insurance Corporation (FDIC) rules, each of Crestar's three subsidiary banks was considered "well-capitalized," the highest category of capitalization defined by the regulators allowing for the lowest level of FDIC insurance premium payments, as of December 31, 1993.

Additional regulatory capital measures include the Tier 1 leverage ratio and the tangible leverage ratio. The Tier 1 leverage ratio is defined as Tier 1 capital divided by average total assets less goodwill and certain other intangibles and has a regulatory minimum of 3.0%, with most institutions required to maintain a ratio of at least 4.0% to 5.0% depending primarily upon risk profiles. At December 31, 1993, Crestar's Tier 1 leverage ratio was 7.9%. The tangible leverage ratio is calculated by excluding intangibles from both assets and capital and is utilized by the Federal Reserve Board in evaluating proposals for expansion or acquisitions. At December 31, 1993, Crestar's tangible leverage ratio was 7.3%, well within accepted Federal Reserve Board ranges.

A double leverage ratio of over 100% measures the extent to which the equity capital of subsidiaries is supported by Parent Company debt rather than equity. Calculated as the investment in its subsidiaries divided by its own equity accounts, Crestar Financial Corporation's double leverage was 97% at December 31, 1993, basically unchanged from 96% at December 31, 1992 and down from 100% at December 31, 1991. Financial statement note 21 contains Parent Company financial statements.

In September 1993, Crestar filed a shelf registration statement with the Securities and Exchange Commission. Under this registration statement, the Corporation may issue in the future up to $300 million in subordinated debt securities, preferred stock or common stock, or any combination thereof. Also in September 1993, the 73/4% debentures due 1997 were redeemed at par value.

Net Interest Income And Net Interest Margin
The fundamental source of Crestar's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and securities while deposits and short-term borrowings represent the major portion of interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in the levels of interest rates.












Net interest income in Table 4 is presented on a tax-equivalent basis to enhance the comparability of assets with different tax attributes. This comparability is achieved through increasing interest income on tax-exempt assets by an amount equal to the Federal income taxes which would have been paid had the income been fully taxable. This tax-equivalent adjustment is based on the applicable statutory federal corporate income tax rate of 35% in 1993 and 34% in 1992 and 1991, and resulted in an increase to pre-tax income from earning assets in 1993, 1992 and 1991 of $12.6 million, $16.0 million and $22.1 million, respectively. On a tax-equivalent basis, net interest income increased $41.5 million or 8% in 1993 following a $54.9 million or 12% rise in 1992. These increases reflect an increase in average earning assets of 6% in 1993 and 3% in 1992 as well as an improved rate environment in both years.

The net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets. In 1993, the net interest margin of 4.78% improved 11 basis points from 4.67% in 1992. From 1991 to 1992, the net interest margin improved 38 basis points, reflecting the benefit of substantial growth in core deposits. Significant items affecting the change in the net interest margin from 1992 to 1993 are summarized in Table 5.

Positive influences on the 1993 margin resulted from a change in balance sheet mix and lower levels of nonperforming assets. Changes in balance sheet mix increased the 1993 net interest margin by approximately 29 basis points. On the funding side, reduced higher-cost term deposits coupled with growth in noninterest-bearing sources of funds (primarily shareholders' equity and net demand deposits) provided a 17 basis point benefit to the 1993 net interest margin. On the asset side, reduced levels of lower-yielding money market investments and a shift in loan mix from commercial loans to higher-yielding consumer loans aided the 1993 margin by approximately 12 basis points.

As nonperforming assets continued to decline, a corresponding decrease occurred in their negative impact on the net interest margin. The lower levels of nonperforming assets in 1993 had a favorable impact on the net interest margin of approximately 8 basis points. Additional income of approximately $9.3 million for 1993 and $22.7 million for 1992 would have been realized had all nonperforming assets performed as originally expected.

The benefits from off-balance sheet hedging activities (primarily interest rate swaps) declined in 1993 compared with 1992 as the notional principal on swaps was reduced significantly in 1993 due to maturities. Off-balance sheet hedging activities contributed $34.3 million to net interest income in 1993, compared with $58.4 million in 1992. The reduction equated to a 23 basis point negative impact on the 1993 net interest margin.

The May 1993 CFS acquisition added approximately $18.2 million to Crestar's 1993 net interest income. The impact on Crestar's 1993 net interest margin from CFS was insignificant.

Provision And Allowance For Loan Losses
Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and prospective credit losses, loan performance measures, historical trends, and other circumstances, both internal and external. The amount of the provision for loan losses is established based on evaluations of the adequacy of the allowance for loan losses. Individual loan-by-loan reviews are performed on large commercial and real estate exposures in lower quality regulatory risk ratings. Smaller commercial and real estate credits are analyzed utilizing a formula-based approach that encompasses the risk factors discussed above. Loan loss allowances for the various consumer credit portfolios are based on historical and anticipated losses and on current and projected characteristics of the various portfolios. Management's evaluation and resulting provision and allowance decisions are reviewed by the Board of Directors on a quarterly basis.

Crestar's credit quality continued to reflect significant improvement in 1993. Total credit costs, defined as the provision for loan losses and foreclosed properties expense, were $81.8 million in 1993, a reduction of $77.6 million or 49% from $159.4 million in 1992. Crestar made provisions for loan losses of $48.8 million in 1993, down $50.5 million or 51% from 1992. This paralleled a 53% decrease in the provision for loan losses in 1992. Poor economic conditions and the accompanying deterioration in the quality of the commercial and real estate loan portfolios resulted in a provision for loan losses of $209.5 million in 1991.

As a result of the continued improved credit quality noted above, 1993 net charge-offs of $64.8 million were down $49.1 million or 43% from 1992. In both 1993 and 1992, charge-offs related to real estate developers and investors
(REDI) contributed disproportionately to total net charge-offs, comprising 49% of total net charge-offs in 1993 and 55% in 1992. The REDI designation is based on borrower type and encompasses non-owner occupied real estate and construction loans as well as other forms of credit extended to real estate developers or investors. Total REDI charge-offs for 1993 were $31.8 million, down $31.1 million or 49% from 1992. As a percent of average REDI loans, net charge-offs were 2.8% in 1993 and 5.0% in 1992. Current expectations are that the 1994 ratio of total net charge-offs to average loans will improve from 1993, although growth in consumer loan categories, which tend to have higher loss ratios than commercial loans, may mitigate some of the improvement from real estate-related losses. This expectation is based upon assumptions regarding the general economic climate in Crestar's principal markets and the performance characteristics of the loan portfolio, including Crestar's continued success in resolving remaining nonperforming loans. Changes in these conditions may produce different results.

The allowance for loan losses at December 31, 1993 was $211 million, representing 2.89% of year-end loans, and covering 218% of total nonperforming assets and 264% of total nonperforming loans. Comparative measures at the end of 1992 were $205 million or 3.11% of loans, 93% coverage of total nonperforming assets and 144% coverage of total nonperforming loans. Improvement in the two coverage ratios was due to the significant reduction in nonperforming assets. Detail of the activity in the allowance for loan losses for the past five years is shown in Table 6. Based on current expectations relative to portfolio characteristics and performance measures including loss projections, management considers the level of the allowance adequate. Although the allowance for loan losses is a general allowance applicable to all loan categories, the allocation provided in Table 6 is made to provide an indication of the relative risk assessment of the components of the loan portfolio.

Noninterest Income











Noninterest income increased 14% in 1993 following a 7% decrease in 1992. Excluding securities gains, noninterest income increased $31.2 million or 15% over 1992, compared with a 1992 increase of $29.2 million or 16% over 1991. The 1993 increase in noninterest income reflected growth in the core noninterest income categories of trust and investment advisory income, service charges on deposit accounts and bank card-related fee income, as well as higher mortgage servicing and origination income. Trust and investment advisory income increased $6.4 million or 13% over 1992 due primarily to a higher level of assets under management. In 1993, trust assets held by Crestar's Trust and Investment Management Group topped $30 billion, and assets under management totaled $8.4 billion at year-end 1993. Service charges on deposit accounts grew $5.5 million or 7% over 1992. In 1992, increased income from service charges on deposit accounts was the most significant contributing factor to higher noninterest income excluding securities gains. These improvements for both years reflected a higher transaction deposit base as well as price increases and higher transaction volume. Bank card-related income rose $4.4 million or 19% in 1993 over 1992, aided by promotional activities that provided a 73% increase in loan balances from year-end 1992 to 1993. Mortgage origination and servicing-related income grew $7.6 million or 24% in 1993 following a $9.2 million or 40% increase in 1992. In both years, higher origination volume generated during the low interest rate environment and the related refinancing activity, as well as gains from the sale of mortgage servicing rights, contributed to the increases. In 1993, mortgage originations totaled over $3.0 billion, compared with $2.5 billion in 1992. As a consequence, Crestar's loan servicing portfolio grew to $6.7 billion at December 31, 1993 from $4.8 billion at year-end 1992.

Noninterest Expense
Noninterest expense increased $21.2 million or 4% in 1993 following an increase of $96.2 million or 24% in 1992. Excluding foreclosed properties expense, noninterest expense increased 11% in 1993 and 12% in 1992. The 1993 increase reflected acquisition-related costs as well as expenses incurred in growing noninterest revenue-generating businesses such as mortgage, investment banking and bank card. Additional expenses arising from the CFS acquisition were approximately $11.6 million for 1993. Expense increases in the mortgage and investment banking and sales groups amounted to approximately $17.2 million over 1992, driven largely by refinance-related amortization of purchased mortgage servicing rights and volume-based commission expense incentives. Expense increases in the bank card group were approximately $5.8 million in 1993 reflecting direct promotional expenses and volume-driven staffing increases. Excluding these direct expenses and the impact of foreclosed properties expense, noninterest expense increased 4% in 1993.

Foreclosed properties expense of $33.1 million was down $27.1 million or 45% from 1992. Market write-downs on foreclosed properties in 1993 were $4.5 million versus $24.0 million in 1992. Net losses on the sale of foreclosed properties were $4.9 million in 1993 compared with $1.6 million in 1992. A $6.4 million provision for losses on foreclosed properties was recorded in 1993 compared with a $12.0 million provision recorded in 1992.

Crestar adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) in the first quarter of 1993. The effect of adopting this statement was to increase 1993 employee benefit expense by approximately $2.1 million. Financial statement note 18 contains additional information regarding SFAS 106.












Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" was issued in the fourth quarter of 1992. This Statement, effective in 1994, relates to accounting for benefits provided to former or inactive employees after employment but before retirement and requires employers to recognize a liability for such benefits when certain conditions are met. Crestar expects to incur a pre-tax charge of approximately $2.0 million in the first quarter of 1994 upon adoption of this accounting standard.

Total capital expenditures for 1993, 1992 and 1991 were approximately $54.6 million, $45.9 million and $45.5 million, respectively. The 1993 figure included expenditures for branch and office refurbishments, and new branch computer technology. Expenditures in 1994 are anticipated to approximate $65.0 million and will include amounts for the construction of a new headquarters building for Crestar Mortgage Corporation.

Income Taxes
In 1993, income tax expense was $63.0 million, up from $19.7 million in 1992 and $6.1 million in 1991. The 1993 increase was attributable to higher earnings. The effective tax rates for 1993, 1992 and 1991 were 31.0%, 19.8% and 15.2%, respectively.

Effective January 1, 1993, Crestar adopted the asset and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As shown in financial statement note 13, the effect of adoption was a reduction of first quarter income tax expense of $540 thousand. Under this method, deferred tax assets and liabilities are based on the differences between financial statement and tax basis of assets and liabilities. The tax effects of these differences are measured using enacted tax rates that will be effective for the period during which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets if, and to the extent, it is more likely than not that the deferred tax assets will not be fully realized. In management's judgment, no valuation allowance was necessary at December 31, 1993. Deferred tax expense is measured by the change in the net deferred tax assets or liabilities for the period.

The Omnibus Budget Reconciliation Act of 1993, enacted in August 1993, changed the federal corporate income tax rate from 34% to 35% retroactive to January 1, 1993. The increase in the statutory tax rate did not have a material impact on Crestar's 1993 income tax expense because the $1.8 million impact of the tax rate increase was partially offset by a $1.6 million favorable deferred tax adjustment resulting from revaluing the net deferred tax assets at the new statutory rate.

Corporations are required to pay the greater of the regular corporate income tax or the alternative minimum tax (AMT). The excess of the AMT over regular tax is, generally, a credit available to reduce future income tax expense. In 1992, income tax expense was reduced by $6.5 million by the utilization of 1991 and 1990 AMT credit carryforwards.

Liquidity And Interest Sensitivity
Bank liquidity is the ability to meet potential cash outflows promptly and in a cost-effective manner. Liquidity is provided through the ability to generate new deposits or borrowings as needed, longer-term investment securities that can serve as collateral for borrowings, marketable short-term investments, and maturing loans and investments.

Core deposits provide a typically stable source of liquidity. Interest-bearing core deposits represented 65% of total funding sources at December 31, 1993 compared with 66% at December 31, 1992. Core deposits are supplemented by additional sources of liquidity in the form of short-term borrowings and large CDs, normally available from both national and local markets. While Crestar's short-term borrowings consist largely of local funds, national sources are also utilized to acquire term funds. Crestar's liquidity position is actively managed on a daily basis, monitored regularly by the Asset/Liability Management Committee (ALCO) and reviewed periodically with the Board of Directors. ALCO's overall objective is to optimize net interest income within the constraints of prudent capital adequacy, liquidity needs, the interest rate and economic outlook, market opportunities, and customer requirements. General strategies to accomplish this objective include maintaining a strong balance sheet, achieving solid core deposit growth, accepting manageable interest rate risk, adhering to conservative financial management practices and following prudent dividend policies.

Interest sensitivity refers to the volatility of net interest income as a result of changes in interest rates and is measured in several ways. Crestar's goal is to limit interest rate exposure to prudent levels as determined by ALCO. The primary tool used by ALCO is net interest income simulations. A two-year net interest income forecast based on a "most likely" interest rate forecast is prepared regularly, as are net interest income forecasts based on alternative high and low interest rate scenarios. The expected dynamics of the balance sheet, including shifts in loans and deposits, are included in simulations. The high- and low-rate forecasts are compared to the "most likely" scenario. ALCO evaluates and limits the amount of net interest income at risk in the high and low scenarios.

A second interest sensitivity tool is the quantification of market value changes for all assets and liabilities given an increase or decrease in interest rates. This approach to interest rate risk provides a longer term view of the risk, capturing all expected future cash flows. Assets and liabilities with option characteristics are valued based on numerous interest rate path valuations. The banking industry, including regulators, is moving toward a market value type of interest sensitivity assessment. Crestar has been developing this tool and will incorporate it as another component of interest rate risk management to supplement the results achieved through simulation.

The final interest rate risk tool used by Crestar is the interest rate "gap," or mismatch in repricing between interest-sensitive assets and liabilities, which provides a general indication of interest sensitivity at a specific point in time.
Although crude by today's standards, it remains the most commonly available interest rate risk measurement technique. Table 9 reflects the earlier of the maturity or repricing dates for various assets and liabilities at December 31, 1993. At that point in time, Crestar had a cumulative negative six-month gap with $3.6 billion excess of interest-sensitive sources of funds over uses of funds. This generally indicates that earnings should improve in a declining interest rate environment as liabilities reprice more quickly than assets. The opposite would be true of a positive, or asset-sensitive, gap.

In addition to the traditional gap measurement presentation, Table 9 also presents interest sensitivity on an adjusted basis. The first of the adjustments reflects the tendency for movements in consumer deposit rates to lag movements in open market rates. This adjustment is made through the use of beta factors, which recognize that certain consumer deposit rates are less interest-sensitive than open market rates. These beta factors are based on a historic ratio of actual changes in consumer deposit rates to changes in market rates. In addition to a beta adjustment, the table also incorporates an adjustment to reflect the sensitivity of much of the Corporation's commercial demand deposit balances to the level of interest rates. On a cumulative six-month basis at December 31, 1993, Crestar had a negative adjusted gap of $1.0 billion excess of interest-sensitive sources of funds over uses of funds.

The Corporation, in managing its interest rate risk, enters into a variety of interest rate caps, floors and swaps. The Corporation performs normal credit reviews on each counterparty when undertaking these transactions. Because financial derivatives typically do not have actual principal dollars transferred between parties, notional principal amounts are used to express the volume of such transactions; however, amounts potentially subject to credit risk are much smaller than the notional amounts. At December 31, 1993, the notional amount of interest rate caps, floors and swaps (excluding customer positions where Crestar acts simply as an intermediary) was $2.1 billion. Net unrealized gains on these instruments totaled $21.2 million as of year-end 1993. Financial statement note 22 contains additional information pertaining to these types of agreements.

Estimated fair values of financial instruments held at December 31, 1993 and 1992 are presented in financial statement note 23. Management is concerned about the comparability of fair value estimates between financial institutions due to the wide range of valuation techniques utilized and the numerous estimates and assumptions that must be made, given the absence of active secondary markets for many financial instruments. This is particularly true for estimated fair values computed for loan portfolios and deposit liabilities. Lack of uniform valuation methodologies introduces a great degree of subjectivity to such fair value estimates.

A brief description of the methodologies used in computing fair value estimates, and the resulting estimated fair values, are provided in financial statement note 23. Crestar's loan portfolio, which constitutes the Corporation's largest financial instrument asset category, had an estimated fair value significantly in excess of recorded book value at December 31, 1993. An environment of decreasing interest rates, coupled with improving credit quality trends, were major factors in the determination of the estimated fair value for net loans. Deposit liabilities payable on short notice or demand, which constituted over 74% of Crestar's total deposits at December 31, 1993, were assigned an estimated fair value equal to the balance payable on demand, in accordance with mandatory accounting standards; however, recent purchase transactions of bank deposits have generally reflected premiums of approximately 1% to 4% of recorded book value, reflecting the relationship value of such deposits over their projected life and their value as a low cost source of funds.

With respect to the investment securities portfolio, market value exceeded book value at December 31, 1993 by $21.1 million, consisting of $23.1 million in unrealized gain positions and $2.0 million in unrealized loss positions. Securities held for sale were in a similar position, with market value exceeding book value at December 31, 1993 by $32.8 million, consisting of $33.9 million in unrealized gain positions and $1.1 million in unrealized loss positions.












Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), will be adopted by Crestar in the first quarter of 1994. In future reporting periods, securities classified as available for sale will be reported at fair value, with unrealized gains or losses (net of tax effect) excluded from earnings and reported as a component of shareholders' equity. Upon implementation of SFAS 115 in the first quarter of 1994, Crestar expects to classify approximately $2.9 billion of securities with an unrealized gain of $46 million (as of January 1, 1994) as securities available for sale. The total unrealized gain on securities available for sale, net of deferred taxes, will be recorded as an increase to shareholders' equity upon adoption of SFAS 115. The unrealized net gain (or loss) on securities available for sale recorded as a component of shareholders' equity will be subject to change in future periods due to fluctuations in market values, acquisition activities, and sales, purchases, maturities and calls of securities classified as available for sale.

Debt ratings are presented in Table 10. In the third quarter of 1993, Standard & Poor's raised its ratings on Crestar's subordinated notes from BBB- to BBB. In its announcement, Standard & Poor's cited Crestar's strong financial condition, a continuing trend of improving profitability and conservative risk management practices as reasons for the rating upgrade.

Sources Of Funds
Crestar's largest and most important funding source is core deposits, which increased $607 million or 6% over December 31, 1992 compared with growth of 10% in 1992. Total core deposits attributable to the May 1993 CFS acquisition were approximately
$560 million at December 31, 1993. The largest increase over 1992 was in savings accounts, which increased $325 million or 36%. Transaction accounts, which include demand, interest checking and money market deposit accounts, grew $396 million or 7% over 1992. These increases reflect successful promotional campaigns for the Crestar Key Account, an integrated account linking checking, savings and money market accounts together on one statement, allowing combined balances to reduce service charges. The increased savings and transaction accounts were partially offset by declines in money market certificates, which fell $63 million or 10%, and other domestic time deposits, which decreased 2% from 1992. These declines reflect the low interest rate environment and consumer preferences for short-term investments in such times. Crestar's acquisitions of various financial institutions, as discussed in financial statement note 2, are expected to add approximately $1.5 billion in deposits in 1994.



Purchased liabilities are composed of certificates of deposit of $100,000 and over (large CDs), deposits in foreign offices, and short-term borrowings. Total purchased liabilities decreased $14 million or 1% from December 31, 1992. The mix of purchased liabilities continued to shift away from large CDs into short-term borrowings, coinciding with liquidity needs and balance sheet management strategies in a low interest rate environment. At December 31, 1993, approximately 51% of Crestar's purchased funds consisted of funds invested by local customers and, as such, are less volatile than other categories of purchased funds. National sources accounted for 49% of purchased liabilities. At December 31, 1993, Crestar had $2.4 billion market value of unpledged marketable securities.

Uses Of Funds











Total earning assets at December 31, 1993 increased $692 million or 6% from year-end 1992 compared with an 11% increase in 1992. The 1993 increase reflected approximately $600 million related to the CFS acquisition. In 1992, higher levels of securities held for sale, money market investments and mortgage loans held for sale were partially offset by a decline in loans.

Total securities (both investment and held for sale) increased $293 million or 9% over December 31, 1992 partly due to acquired CFS securities. This followed a $1.2 billion or 58% increase in 1992, primarily due to the purchase of U.S. Treasury securities classified in the held for sale category. The composition of long-term investment securities along with related yield and maturity information as of December 31, 1993 is presented in Table 11. Both average expected maturity and actual stated maturity are shown in Table 11. The average expected maturity considers prepayments and amortization, resulting in a more realistic measure of maturities than actual stated maturity. The "Other interest-earning" category consists largely of collateralized mortgage obligations and certificates of automobile collateralized receivables. Crestar's holdings of tax-exempt securities have declined over the past five years and management expects that trend to continue as maturities occur within the portfolio. Table 12 presents the distribution of tax-exempt securities by investment grade as determined by Moody's Investors Service. All of the $5.0 million of securities shown as not rated by Moody's at year end are rated A or better by Standard & Poor's. None of Crestar's securities holdings by individual issuer (excluding U.S. Treasury and Federal agencies) exceeded 10% of total shareholders' equity at December 31, 1993.

During 1993, over $350 million in U.S. Treasury securities and almost $15 million in adjustable rate preferred stock were sold from the held for sale category for net gains of $2.2 million. In 1992, sales of government agency mortgage-backed securities from the held for sale category resulted in gains of $3.6 million.

Money market investments decreased a total of $530 million or 45% from December 31, 1992, reflecting an appropriate level of money market investments given liquidity needs and balance sheet management strategies. In 1992, money market investments increased $202 million or 21% over December 31, 1991 primarily in the area of short-term U.S. Treasury securities, reflecting liquidity enhancement measures as well as the investment of funds received from the October 1992 stock issuance. Increased activity at Crestar Mortgage Corporation contributed to a higher level of mortgage loans held for sale, which increased $224 million over December 31, 1992.

Year-end total loans net of unearned income increased $705 million or 11% in 1993 after decreasing 7% in 1992. Period-end loans attributable to the CFS acquisition were approximately $480 million. In 1992, loans decreased largely due to the effects of a sluggish economy and weak loan demand. The largest category of loans, commercial loans, remained relatively flat in 1993 following a 13% decrease in 1992. The balance of tax-exempt loans continued to decline, decreasing 20% in 1993. Instalment loans increased 13% in 1993, reflecting both the CFS acquisition and internally generated growth in indirect loans. In 1992, instalment loans decreased 1%. Bank card loans increased $412 million or 73% in 1993 as a result of the aforementioned promotional activity. In 1992, bank card loans decreased 1%.

Real estate mortgage loans increased $194 million or 13% over 1992, and real estate construction loans increased $10 million or 5% over last year, primarily due to the CFS acquisition. Based upon Standard Industrial Classification codes used for bank regulatory reporting purposes, the Corporation had no aggregate loan concentrations of 10% or more of total loans in any particular industry at year-end 1993. However, under a broader view of the portfolio, Crestar had $1.1 billion in REDI loans outstanding at year-end 1993 and 1992. This represented 16% and 17% of total loans at December 31, 1993 and 1992, respectively. Although the balance of REDI loans at December 31, 1993 increased slightly from December 31, 1992, excluding $148 million acquired in connection with CFS, REDI balances declined $144 million or 13% from 1992. Generally, REDI balances have shown a downward trend over the past several years due to migration into foreclosed properties, sales of projects, paydowns and pay-outs of construction and income property projects, and charge-offs and write-downs. Diversification of the portfolio by geographic region and by project type is detailed in Table 15. Crestar's Greater Washington region comprises the largest portion of this portfolio, with the primary exposure in this region being commercial in nature. The second largest portion of Crestar's real estate portfolio is in its Eastern region, with exposure in this region primarily in the residential sector.

Risk Elements
Nonperforming assets consist of nonaccrual loans, formally restructured loans and foreclosed properties. Generally, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or earlier if it is known or expected that interest will not be paid or collection of all principal and interest is unlikely. Loans may be restructured as to rate, maturity or other terms as determined on an individual credit basis. Properties are considered foreclosed if acquired through traditional legal procedures or in settlement of loans, or when the customer has abandoned the property to Crestar. Past due loans are loans which are delinquent 90 days or more but which are currently not in nonaccrual status based on various accounting and collectibility criteria. Table 16 presents the level of these assets for the past five years and Tables 17 and 18 summarize quarterly activity in nonperforming loans and foreclosed properties for 1993 and 1992.

At December 31, 1993, nonperforming assets of $96.8 million were down 56% from December 31, 1992, despite $18.4 million of acquisition-related additions in 1993, $6.5 million of which was remaining at December 31, 1993. REDI nonperforming assets totaled $62.3 million and comprised 64% of total nonperforming assets and 5% of total REDI loans at December 31, 1993. REDI nonperforming assets decreased 57% from December 31, 1992. Apart from the REDI portfolio, commercial nonperforming assets declined steadily during the year and consumer nonperforming assets were negligible throughout 1993. Foreclosed properties at December 31, 1993 declined 78% from December 31, 1992. Included at December 31, 1993 was a $5.6 million valuation allowance to address exposure to prevailing market and economic conditions and the potential impact of such conditions on the marketability of the portfolio. Total nonperforming assets at December 31, 1994 are expected to drop slightly from December 31, 1993 barring an unexpected deterioration in the economy; however, interim periods in 1994 could show increases in total nonperforming balances due to announced acquisitions.

Potential problem loans consist of loans that are currently performing in accordance with contractual terms but for which potential operating or financial concerns of the obligors have caused management to have serious doubts regarding the ability of such obligors to continue to comply with present repayment terms.











At December 31, 1993, such potential problem loans that are not included in Table 16 as nonperforming or past due loans amounted to approximately $205 million. In addition, $14 million of standby letters of credit in various industries were being monitored at December 31, 1993. Depending on changes in the economy and other future events, these loans and others not presently identified could be classified as nonperforming assets in the future. There are no loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been disclosed above, that either (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity or capital resources or
(ii) represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114). Effective January 1, 1995, SFAS 114 requires that impaired loans within the scope of the statement be measured and reported on the basis of the present value of expected cash flows discounted at the loan's effective interest rate. Crestar currently believes the impact on results of operations of adopting SFAS 114 will be immaterial.

Inflation
The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of a bank's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes are directly related to price level indices; therefore, the Corporation can best counter inflation over the long term by managing net interest income and controlling net increases in noninterest income and expenses.



Table 1    Selected Financial Information
Dollars in thousands, except per share data


Results Of Operations (for the year):         1993           1992           1991           1990           1989
Income from earning assets                $   832,629    $   863,677    $   979,146    $ 1,097,824    $ 1,030,233
Net interest income                           527,012        482,144        421,135        414,179        380,190
Provision for loan losses                      48,775         99,242        209,522        131,055         44,846
Net Income                                    140,491         79,801         33,761         61,145        103,848
Preferred dividend requirements                 2,221          2,475          2,576          2,661          2,888
Income applicable to
  common shares                               138,270         77,326         31,185         58,484        100,960
Earnings Per Share
Primary:
  Net Income                              $      3.68    $      2.32    $       .98    $      1.87    $      3.28
  Average shares
    outstanding (000s)                         37,587         33,286         31,921         31,218         30,739
Fully diluted:
  Net Income                              $      3.67    $      2.32    $       .98    $      1.87    $      3.25
  Average shares











    outstanding (000s)                         37,665         33,369         31,946         31,238         31,110
Dividends declared
  per common share                        $      1.14    $       .80    $       .86    $      1.32    $      1.20
Financial Condition (at December 31):
Total assets                              $13,286,947    $12,674,717    $11,828,261    $11,881,150    $11,360,817
Long-term debt                                191,156        210,430        161,865        168,424        170,146
Total equity                                1,062,477        958,905        794,922        771,306        750,340
Selected Ratios (for the year):
Return on average assets                         1.12%           .67%           .30%           .52%           .97%
Equity leverage                                 12.12x         14.20x         14.50x         15.03x         14.81x
Return on average total equity                  13.53%          9.50%          4.28%          7.87%         14.43%
Return on average common equity                 13.90           9.73           4.19           7.99          15.06
Net interest margin                              4.78           4.67           4.29           4.22           4.36
Dividend payout ratio:
  On common stock                               30.56          34.46          87.98          70.46          36.19
  On common and preferred stock                 31.66          36.49          88.90          71.75          37.96
Equity formation rate                            9.24           6.04            .47           2.22           8.95
Based on averages:
  Total equity to total assets                   8.25           7.04           6.90           6.65           6.75
  Net loans to total equity                      6.57x          8.01x          9.22x         10.00x         10.67x





Table 2    Analysis Of Primary
Earnings Per Share
                                     1993         1992
                                      vs.          vs.
                                     1992         1991
Earnings Per Share -
  prior period                       $2.32      $  .98
Interest income                       (.60)      (2.40)
Interest expense                      1.31        3.50
Provision for loan losses              .87        2.18
Securities gains or losses            (.02)       (.88)
Other noninterest income               .54         .58
Foreclosed properties expense          .47        (.96)
Other noninterest expense             (.83)       (.95)
Income taxes                          (.11)        .31
Increased shares outstanding          (.27)       (.04)
Net increase                          1.36        1.34
Earnings Per Share -
  current period                     $3.68      $ 2.32



Table 3    Capital Adequacy
Dollars in thousands
Risk-Adjusted Capital at December 31                  1993           1992
Tier 1 Capital:
  Shareholders' equity                            $ 1,062,477    $   958,905
  Goodwill and other adjustments                      (48,260)       (26,263)
    Total Tier 1 capital                            1,014,217        932,642











Tier 2 Capital:
  Allowable long-term debt                            164,964        190,448
  Allowable allowance for loan losses
    net of other adjustments                          120,691        112,572
    Total Tier 2 capital                              285,655        303,020
Total risk-adjusted capital                         1,299,872      1,235,662
Risk-adjusted assets, net of allowance              9,623,545      9,004,928
Fourth quarter average assets, net of
 adjustments                                       12,874,009     12,141,063
Risk-adjusted capital ratios:
  Tier 1                                                 10.5%          10.4%
  Total                                                  13.5           13.7
Tier 1 leverage ratio                                     7.9            7.7
Other Capital Ratios
Average equity to:
  Average total assets                                    8.25           7.04
  Average loans, net of unearned income                  15.19          12.48
Equity leverage                                          12.12x         14.20x
Equity formation rate                                     9.24%          6.04%
Period-end equity to assets                               8.00           7.57
Tangible leverage ratio                                   7.3            7.0



Table 4    Average Balances, Net Interest Income And Rate/Volume Analysis1
Dollars in millions

          Average Balance                    Yield/Rate
    1993        1992       1991       1993       1992       1991
  $           $          $                %          %           %
   2,459       2,716      3,169       7.62       8.16       9.49     Commercial loans
     263         309        372       8.53       8.86      10.55     Tax-exempt loans
   1,450       1,373      1,400       8.78      10.73      11.33     Instalment loans
     701         538        526      13.67      15.12      15.62     Bank card loans
   1,734       1,442      1,186       7.77       8.87      10.00     Real estate loans
     229         346        620       7.06       6.54       8.21     Construction loans
       -           1          2      10.72       5.25       6.79     Foreign loans
   6,836       6,725      7,275       8.54       9.34      10.31     Total loans - net of unearned income2
   1,684       2,351      1,755       6.83       6.98       8.76     Taxable investment securities
     100         132        159      10.28      10.66      11.09     Tax-exempt investment securities
      29          33         30       6.17       8.61      10.74     Common and preferred stocks
   1,813       2,516      1,944       7.01       7.19       8.98     Total investment securities
   1,591          65        207       5.36       6.49       9.17     Securities held for sale
     676         989        738       3.49       3.81       5.79     Money market investments
     368         368        157       6.85       7.75       9.22     Mortgage loans held for sale
  11,284      10,663     10,321       7.49       8.25       9.70     Total earning assets
   1,630       1,444      1,025       2.33       3.07       4.60     Interest checking deposits
   2,280       2,316      1,683       2.57       3.28       5.36     Money market deposit accounts
   1,103         781        405       2.82       3.42       4.90     Regular savings deposits
     571         754        943       3.13       4.66       6.65     Money market certificates
   2,127       2,439      2,557       4.55       5.59       7.24     Other domestic time deposits
   7,711       7,734      6,613       3.14       4.12       6.12     Total interest-bearing core deposits
      44         116        463       4.46       6.59       7.33     Certificates of deposit $100,000 and over











       2           4         18       2.88       3.28       6.63     Deposits in foreign offices
   1,456       1,132      1,779       3.01       3.37       5.71     Short-term borrowings
   1,502       1,252      2,260       3.05       3.66       6.05     Purchased liabilities
     215         186        163       8.12       9.25       9.95     Long-term debt
   9,428       9,172      9,036       3.24       4.16       6.18     Total interest-bearing liabilities
   1,856       1,491      1,285                                      Other sources - net
  11,284      10,663     10,321       2.71       3.58       5.41     Total sources of funds
                                      4.78       4.67       4.29     Net Interest Margin/Income

In thousands                               1993 vs. 1992            1992 vs. 1991
         Income/Expense3         Increase      Change due to4          Increase       Change due to4
1993        1992        1991    (Decrease)     Rate5      Volume       (Decrease)     Rate5     Volume
$          $          $          $           $           $           $           $           $
 187,449    221,658    300,681    (34,209)    (13,307)    (20,902)    (79,023)    (36,904)    (42,119)
  22,418     27,414     39,245     (4,996)       (879)     (4,117)    (11,831)     (5,228)     (6,603)
 127,332    147,307    158,596    (19,975)    (28,229)      8,254     (11,289)     (8,337)     (2,952)
  95,923     81,409     82,223     14,514     (10,046)     24,560        (814)     (2,636)      1,822
 134,666    127,868    118,679      6,798     (18,984)     25,782       9,189     (15,622)     24,811
  16,171     22,591     50,875     (6,420)      1,173      (7,593)    (28,284)     (6,124)    (22,160)
      14         74        100        (60)          5         (65)        (26)        (22)         (4)
 583,973    628,321    750,399    (44,348)    (54,692)     10,344    (122,078)    (66,543)    (55,535)
 115,118    164,058    153,793    (48,940)     (2,554)    (46,386)     10,265     (42,016)     52,281
  10,233     14,047     17,680     (3,814)       (378)     (3,436)     (3,633)       (564)     (3,069)
   1,803      2,863      3,168     (1,060)       (716)       (344)       (305)       (707)        402
 127,154    180,968    174,641    (53,814)     (3,391)    (50,423)      6,327     (45,147)     51,474
  85,331      4,234     18,987     81,097     (17,929)     99,026     (14,753)     (1,751)    (13,002)
  23,580     37,630     42,755    (14,050)     (2,144)    (11,906)     (5,125)    (19,608)     14,483
  25,191     28,522     14,443     (3,331)     (3,311)        (20)     14,079      (5,400)     19,479
 845,229    879,675  1,001,225    (34,446)    (85,445)     50,999    (121,550)   (154,223)     32,673
  38,001     44,278     47,164     (6,277)    (11,959)      5,682      (2,886)    (22,178)     19,292
  58,496     75,936     90,174    (17,440)    (16,275)     (1,165)    (14,238)    (48,117)     33,879
  31,091     26,749    19,823       4,342      (6,661)     11,003       6,926     (11,503)     18,429
  17,861     35,137    62,692     (17,276)    (17,369)         93     (27,555)    (14,925)    (12,630)
  96,849    136,344   185,207     (39,495)    (39,717)        222     (48,863)    (40,454)     (8,409)
 242,298    318,444   405,060     (76,146)    (75,216)       (930)    (86,616)   (155,495)     68,879
   1,975      7,651    33,927      (5,676)       (944)     (4,732)    (26,276)       (851)    (25,425)
      68        145     1,209         (77)         (9)        (68)     (1,064)       (148)       (916)
  43,787     38,096   101,614       5,691      (5,190)     10,881     (63,518)    (26,484)    (37,034)
  45,830     45,892   136,750         (62)     (9,210)      9,148     (90,858)    (29,783)    (61,075)
  17,489     17,197    16,201         292      (2,435)      2,727         996      (1,298)      2,294
 305,617    381,533   558,011     (75,916)    (86,644)     10,728    (176,478)   (184,907)      8,429
 305,617    381,533   558,011     (75,916)    (98,224)     22,308    (176,478)   (195,039)     18,561
 539,612    498,142   443,214      41,470      12,779      28,691      54,928      40,816      14,112

1Income and yields are computed on a tax-equivalent basis using the statutory federal income tax rate, exclusive of the alternative minimum tax and nondeductible interest expense, and the tax-equivalent adjustment to interest income was $12.6 million,
  $16.0 million and $22.1 million for 1993, 1992 and 1991, respectively
2Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis
3Includes tax-equivalent net loan fees of $8.6 million, $10.0 million and $9.0 million for 1993, 1992 and 1991, respectively
4Variances are computed on a line-by-line basis and are non-additive
5Variances caused by the change in rate times the change in balances are allocated to rate


















Table 5    Analysis Of Net Interest Margin
                                                       Percent of Average
                                      Margin Change      Earning Assets
                                     1993 vs. 1992      1993        1992
Earning Asset Mix:                        12 bp
  Loans - net of unearned income                        60.5%       63.1%
  Investment securities and
    securities held for sale                            30.2        24.2
  Money market investments                               6.0         9.3
  Mortgage loans held for sale                           3.3         3.4
Funding Mix:                              17
  Interest-bearing core deposits                        68.3        72.5
  Purchased liabilities                                 13.3        11.8
  Other sources - net                                   16.5        14.0
  Long-term debt                                         1.9         1.7
Decreased nonperforming assets             8
Off-balance sheet hedges                 (23)
Interest rate changes                     (1)
Other                                     (2)
Net Interest Margin                       11 bp          4.78%       4.67%



Table 6    Allowance For Loan Losses
Dollars in thousands           1993          1992         1991          1990           1989
Beginning balance          $  205,017    $  210,004    $  149,375    $   93,160    $   90,595
Allowance from acquisitions    22,000         9,700         1,850         2,012             -
Provision for loan losses      48,775        99,242       209,522       131,055        44,846
Loans charged off:
  Commercial                   28,491        44,224        68,512        31,007        19,134
  Instalment                    9,289        11,031        14,307        13,505        14,994
  Bank card                    21,064        24,458        26,078        18,465        16,977
  Real estate                  25,182        21,285        24,549         9,753         4,303
  Construction                  5,307        29,664        32,735        16,095           597
  Foreign                           -             -             -             -             -
    Total loans charged off    89,333       130,662       166,181        88,825        56,005
Recoveries:
  Commercial                    9,752         5,320         4,438         3,235         3,634
  Instalment                    4,851         5,330         5,909         5,463         7,358
  Bank card                     4,882         4,707         3,612         2,624         2,349
  Real estate                     847           328         1,029           400           239
  Construction                  4,092         1,020            32             5           131
  Foreign                          75            28           418           246            13
    Total recoveries           24,499        16,733        15,438        11,973        13,724
Net charge-offs                64,834       113,929       150,743        76,852        42,281
Allowance, December 31:
  Commercial                   63,000        86,000        97,000        65,000        45,000











  Instalment                   14,000        13,000         9,000         7,500         7,500
  Bank card                    20,000        12,000        11,500        10,000        10,000
  Real estate                  50,000        48,000        41,000        27,500         6,000
  Construction                 16,000        16,000        34,000        25,500         6,000
  Foreign                           8            17           500         3,000         4,688
  Unallocated                  47,950        30,000        17,004        10,875        13,972
Balance, December 31       $  210,958    $  205,017    $  210,004    $  149,375    $   93,160
Loans:
  Total at year end        $7,287,122    $6,581,721    $7,065,786    $7,680,210    $7,769,288
  Average during year       6,836,478     6,725,311     7,275,301     7,767,200     7,682,132
Net charge-offs to:
  Average total loans             .95%         1.69%         2.07%          .99%          .55%
  Provision for loan
   losses                      132.92        114.80         71.95         58.64         94.28
Allowance for loan losses
  to:
  Year-end loans                 2.89          3.11          2.97          1.94          1.20
  Net charge-offs                3.25x         1.80x         1.39x         1.94x         2.20x
Net charge-offs earnings
 coverage                        3.89          1.74          1.65          2.63          3.92





Table 7    Noninterest Income
In thousands                             1993        1992        1991        1990        1989
Service charges on deposit accounts    $ 79,419    $ 73,944    $ 57,953    $ 45,946    $ 37,146
Trust and investment advisory            57,440      51,007      48,322      45,169      42,043
Bank card-related                        27,500      23,141      22,694      22,072      21,971
Mortgage servicing                       15,371      13,637      13,363      12,918       9,514
Mortgage origination - net               20,631      16,631       9,504       6,331       5,758
Automated teller machine fees             9,355       7,925       5,463       4,073       3,185
Trading account activities                4,415       6,880       8,295       4,222       5,292
Commissions on letters of credit          7,272       5,081       5,899       5,651       5,559
Safe deposit box rental                   2,239       3,282       3,033       2,318       2,260
Annuities                                 4,347       1,816         869         703         373
Mutual funds                              3,379       1,104         224         173         123
Insurance                                 2,234       2,190       2,236       2,205       1,884
Gain on sale of mortgage
  servicing rights                        3,600       1,761           -         281       1,603
Gain on pension settlement                    -           -       2,236           -       1,072
Miscellaneous                             8,826       6,429       5,573       2,530       9,516
Securities gains                          2,237       3,563      48,165      12,216       1,052
  Total noninterest income             $248,265    $218,391    $233,829    $166,808    $148,351




Table 8    Noninterest Expense











In thousands                           1993        1992        1991        1990        1989
Salaries                             $216,248    $195,089    $176,113    $167,028    $160,193
Benefits                               46,378      38,749      32,908      31,131      33,491
  Total personnel                     262,626     233,838     209,021     198,159     193,684
Occupancy - net                        38,359      35,654      32,683      31,293      28,767
Equipment                              24,122      24,011      22,916      23,797      23,749
Communications                         21,136      19,334      18,149      17,798      17,921
Stationery, printing and supplies       7,133       6,451       6,086       7,885       8,542
Professional fees and services         13,487      15,898      13,244       9,769       8,085
Loan expense                            9,034       8,409       5,797       6,105       5,954
FDIC premiums                          22,847      21,003      17,806      10,057       6,958
Advertising and marketing              13,709       8,137       7,866      11,608      12,773
Transportation                          5,388       5,357       5,610       5,866       5,692
Outside data services                  14,879      11,769      11,923      10,533       8,366
Bank franchise tax                      2,810       2,845       3,330       3,201       2,889
Amortization of purchased
  intangibles                          21,926      13,630      12,338      10,154       9,063
Miscellaneous                          32,511      35,279      27,019      29,508      27,914
  Subtotal                            489,967     441,615     393,788     375,733     360,357
Foreclosed properties                  33,055      60,188      11,833       3,106       2,437
  Total noninterest expense          $523,022    $501,803    $405,621    $378,839    $362,794




Table 9    Interest Sensitivity Analysis
December 31, 1993
In millions                                           Maturity/Rate Sensitivity
                                           within      2-3          4-6          7-12       over
Uses of Funds                            one month    months       months       months     one year      Total
Loans:
  Commercial                            $ 2,014.0    $   37.6    $   49.1    $   50.6    $  456.8       $ 2,608.1
  Tax-exempt                                173.0         1.5         2.4         4.5        49.5           230.9
  Instalment                                669.6        64.9        90.9       225.8       481.7         1,532.9
  Bank card                                  40.2        55.1        32.8        49.3       798.8           976.2
  Real estate                               485.7       126.4       193.6       187.4       720.8         1,713.9
  Construction                              187.8          .3          .5        16.7        19.2           224.5
  Foreign                                      .7           -           -           -           -              .7
Investment securities                       167.4        84.7        67.3       217.4     1,287.8         1,824.6
Securities held for sale                    155.7        78.8        62.6       202.3     1,197.6         1,697.0
Money market investments                    645.7           -         4.9           -           -           650.6
Mortgage loans held for sale                591.2           -           -           -           -           591.2
Total earning assets                      5,131.0       449.3       504.1       954.0     5,012.2        12,050.6
Interest sensitivity hedges
 on assets                                  (81.8)     (731.2)     (614.0)       20.0     1,407.0               -
  Total uses                            $ 5,049.2    $ (281.9)    $(109.9)    $ 974.0    $6,419.2       $12,050.6
Sources of Funds
Interest checking deposits              $ 1,791.1    $      -     $     -     $     -    $      -       $ 1,791.1
Money market deposit accounts             2,214.5           -           -           -           -         2,214.5
Regular savings deposits                  1,241.6           -           -           -           -         1,241.6
Money market certificates and
  other domestic time deposits              322.7       416.4       587.0       640.9       669.1         2,636.1
Certificates of deposit
  $100,000 and over                          23.9         6.3         2.0         7.3         6.4            45.9











Deposits in foreign offices                   1.8           -           -           -           -             1.8
Short-term borrowings                     1,616.4          .3           -           -           -         1,616.7
Long-term debt                                 .1          .3          .3          .6       189.9           191.2
  Total interest-bearing
   liabilities                            7,212.1       423.3       589.3       648.8       865.4         9,738.9
Other sources - net                             -           -           -           -     2,311.7         2,311.7
Interest sensitivity hedges
 on liabilities                              25.0        10.0           -       (35.0)          -               -
  Total sources                         $ 7,237.1    $  433.3    $  589.3    $  613.8    $3,177.1       $12,050.6
Cumulative maturity/rate
  sensitivity gap                       $(2,187.9)  $(2,903.1)  $(3,602.3)  $(3,242.1)   $      -       $       -
Adjustments
Beta adjustments:
  Interest checking (beta factor .20)   $ 1,432.9
  Money market accounts
    (beta factor .56)                       974.4
  Regular savings (beta factor .11)       1,105.0
Demand deposit sensitivity                 (911.7)
Cumulative adjusted maturity/rate
  sensitivity gap                       $   412.7   $  (302.5)  $(1,001.7)  $  (641.5)    $     -       $       -




Table 10    Debt Ratings
(as of January 31, 1994)
                                      Standard      Thomson
Security                   Moody's    & Poor's      BankWatch
81/4% Subordinated
  Notes due 2002            Baa2        BBB            BBB+
85/8% Subordinated
  Notes due 1998            Baa2        BBB            BBB+
Commercial Paper            P-2         NR*            TBW-1
Crestar Bank
  Deposit Notes:
    Long-Term               A2          A-             NR*
    Short-Term              P-1         A-2            TBW-1

*Not rated


Table 11    Analysis Of Investment Securities Portfolio1
                                                                                         Average       Average
December 31, 1993                                                                        Expected      Stated
                                         Par        Carrying       Market     Average    Maturity      Maturity
Dollars in thousands                    Value         Value         Value     Yield2    (Yrs/Mos)     (Yrs/Mos)
U.S. Treasury:
  Within one year                    $    3,000    $    2,998    $    3,016    7.20%
  One to five years                      27,000        26,701        26,610    5.00
  Five to ten years                       7,000         7,196         7,274    5.80
  Total U.S. Treasury                    37,000        36,895        36,900    5.30       04/07         04/07
Federal agencies:











  Within one year                         3,200         3,200         3,233    7.30
  Five to ten years                       5,341         5,666         5,643    5.60
  After ten years                            96            96           101    8.00
  Total Federal agencies                  8,637         8,962         8,977    6.30       05/01         05/04
Mortgage-backed obligations
  of Federal agencies:
  One to five years                      14,495        14,981        15,002    4.90
  Five to ten years                     168,016       169,254       170,894    5.00
  After ten years                     1,236,503     1,253,284     1,269,077    6.40
  Total mortgage-backed
    obligations of Federal
     agencies                         1,419,014     1,437,519     1,454,973    6.20       09/04         13/10
States and political subdivisions:
  Within one year                         3,412         3,414         3,460    9.40
  One to five years                      21,105        21,208        22,497   10.10
  Five to ten years                      12,465        12,459        12,847    8.00
  After ten years                        47,630        47,040        48,199   10.10
  Total states and political
    subdivisions                         84,612        84,121        87,003    9.80       10/01         10/07
Other interest-earning:
  Within one year                         1,295         1,295         1,290    5.40
  One to five years                       6,385         6,398         6,413    5.30
  Five to ten years                     113,809       113,680       113,639    5.60
  After ten years                        79,679       110,136       110,908    4.75
  Total other interest-earning          201,168       231,509       232,250    5.23       03/07         12/05
  Total interest-earning
    investments                       1,750,431     1,799,006     1,820,103    6.20       08/03         13/04
Common and preferred stocks              22,919        25,611        25,611    4.20
  Total portfolio                    $1,773,350    $1,824,617    $1,845,714    6.20%

1Maturity line classifications are based on stated maturity
2Tax-equivalent basis at December 31, 1993




Table 12    Securities Of States And
Political Subdivisions By Quality Rating

December 31, 1993              Carrying     Percent
Dollars in thousands            Value       of Total
Moody's Ratings:
  Aaa                           $50,874      60.5%
  Aa                             24,306      28.9
  A                               3,571       4.2
  Baa                               356        .4
  Not rated by Moody's            5,014       6.0
    Total                       $84,121     100.0%



Table 13    Loan Portfolio Analysis












December 31,
Dollars in millions                   1993            1992             1991           1990            1989
                                  $         %      $        %       $        %     $        %      $        %
Commercial                        2,608     36     2,635    40      3,045    43    3,442    45     3,570    46
Tax-exempt                          231      3       289     4        343     5      399     5       462     6
Instalment                        1,533     21     1,360    21      1,367    19    1,415    18     1,396    18
Bank card                           976     13       564     9        567     8      546     7       492     6
Real estate:
  Residential                       945     13       776    12        594     8      553     7       579     8
  Income property                   769     11       744    11        674    10      645     9       540     7
  Total real estate               1,714     24     1,520    23      1,268    18    1,198    16     1,119    15
Construction                        224      3       214     3        473     7      680     9       724     9
Foreign governments
  and official institutions           1      -         -     -          3     -        -     -         6     -
Total loans - net of
  unearned income                 7,287    100     6,582    100     7,066    100   7,680   100     7,769   100


Table 14    Loans To Real Estate
Developers And Investors (REDI)
                                    December 31,
In millions                      1993         1992
Commercial -
  Developer lines             $  101.1     $  103.0
Tax-exempt:
  Construction                      .2           .5
  Income property mortgage        82.0         93.5
Real estate mortgage -
  Income property                769.0        743.6
Construction                     191.0        199.1
  Total REDI loans            $1,143.3     $1,139.7


Table 15    Loans To Real Estate Developers And Investors-
Geographic Distribution And Property Type

December 31, 1993                                                    Region
                                Total            Greater
In millions                  Corporation        Washington    Eastern    Western    Capital
Land acquisition and
  development                 $  121.8            $ 65.6      $ 42.4      $  5.5     $ 8.3
Residential developments         217.6              85.5        87.4        41.0       3.7
Commercial projects:
  Office buildings               181.3             119.8        31.5        16.5      13.5
  Retail stores and malls        207.6             147.4        42.1         9.7       8.4
  Hotels and motels               79.7              40.9        29.2         9.6         -
  Industrial buildings           150.3             103.1        19.1         5.0      23.1
    Total commercial
      projects                   618.9             411.2       121.9        40.8      45.0
Special use                       84.2              35.0        22.4        20.3       6.5
Other                            100.8              51.1        18.3         1.2      30.2











  Total REDI loans            $1,143.3            $648.4      $292.4      $108.8     $93.7



Table 16    Nonperforming Assets And Past Due Loans

December 31,
Dollars in thousands
Nonaccrual loans:                      1993         1992         1991         1990         1989
  Commercial                         $37,788     $ 87,121      $144,830    $ 81,876      $45,280
  Instalment                             902          930         1,440       2,230        4,171
  Real estate                         33,548       45,422        48,247      69,724       16,605
  Construction                         5,843        8,506        48,745      48,614          886
    Total nonaccrual loans            78,081      141,979       243,262     202,444       66,942
Restructured loans                     1,733          249        27,005      18,244        1,187
    Total nonperforming loans         79,814      142,228       270,267     220,688       68,129
Foreclosed properties - net           16,951       78,584        79,692      16,516        7,011
    Total nonperforming assets       $96,765     $220,812      $349,959    $237,204      $75,140
Past due loans:
  Commercial                         $ 2,089     $  3,252      $  3,364    $  8,046      $ 5,256
  Instalment:
    Student                            7,879        9,057        11,456      33,860        9,307
    Other                              1,049        2,562         1,701       1,354        1,917
  Bank card                            6,216        7,266         7,935       7,805        6,102
  Real estate                          7,758        3,779         4,587       4,237        3,321
  Construction                           197           46         3,760         528          553
    Total past due loans             $25,188     $ 25,962      $ 32,803    $ 55,830      $26,456
Nonperforming assets to:
  Loans and foreclosed
    properties - net                    1.32%        3.32%         4.90%       3.08%         .97%
  Total assets                           .73         1.74          2.96        2.00          .66
Allowance for loan losses to:
  Nonperforming assets                   218           93            60          63          124
  Nonperforming loans                    264          144            78          68          137
Allowance for loan losses plus
  shareholders'
  equity to nonperforming assets       13.16x        5.27x         2.87x       3.88x       11.23x

Table 17    Nonperforming Loans-Quarterly Activity
In millions                                                     Three Months Ended
                                                1993                                           1992
                               Dec. 31    Sept. 30    June 30    Mar. 31    Dec. 31    Sept. 30    June 30    Mar. 31
Beginning balance              $100.1      $117.8     $118.9     $142.2     $143.4      $195.8     $233.8     $270.3
Acquisition additions               -           -        9.5          -          -           -          -          -
Other additions                  24.7        11.7       23.4       20.8       41.4        14.1       92.7       44.7
Payments, sales
  and reductions                (22.8)      (15.8)     (10.8)     (10.1)      (9.6)      (17.7)     (25.4)     (11.5)
Charge-offs                      (7.6)       (9.5)     (10.3)     (15.4)     (19.3)      (16.4)     (27.9)     (22.0)
Reinstatements to











  accrual status                (10.3)       (2.8)      (9.4)     (10.5)      (7.3)       (1.4)     (19.7)     (28.7)
Transfers to foreclosed
  properties                     (4.3)       (1.3)      (3.5)      (8.1)      (6.4)      (31.0)     (57.7)     (19.0)
Net decrease                    (20.3)      (17.7)      (1.1)     (23.3)      (1.2)      (52.4)     (38.0)     (36.5)
Ending balance                 $ 79.8      $100.1     $117.8     $118.9     $142.2      $143.4     $195.8     $233.8


Table 18    Foreclosed Properties-Quarterly Activity

In millions                                                 Three Months Ended
                                                   1993                                         1992
                                Dec. 31    Sept. 30    June 30    Mar. 31    Dec. 31    Sept. 30    June 30    Mar. 31
Beginning balance               $ 34.7      $ 45.0     $ 75.0     $ 78.6     $122.7      $119.9     $ 85.2      $79.7
Acquisition additions - net          -           -        8.9          -          -           -          -          -
Additions                          4.3         3.4        7.7       11.0       11.6        33.6       59.1       21.6
Market write-downs                (4.9)       (1.5)      (2.8)      (2.9)      (7.4)       (5.6)      (7.9)      (6.2)
Reductions                       (18.2)      (12.2)     (36.3)     (11.7)     (48.3)      (13.2)     (16.5)      (9.9)
Provision for losses               1.1           -       (7.5)        -           -       (12.0)         -          -
  Net increase (decrease)        (17.7)      (10.3)     (30.0)      (3.6)     (44.1)        2.8       34.7        5.5
Ending balance                  $ 17.0      $ 34.7     $ 45.0     $ 75.0     $ 78.6      $122.7     $119.9      $85.2


Table 19    Nonaccrual Loans As A Percent Of Loan Category

December 31,       1993    1992    1991    1990    1989
Commercial         1.3%    3.0%    4.3%    2.1%    1.1%
Instalment          .1      .1      .1      .1      .2
Real estate        2.0     3.0     3.8     5.8     1.5
Construction       2.6     4.0    10.3     7.2      .1
  Total            1.1%    2.2%    3.4%    2.6%     .9%















Supplemental Financial Information
Crestar Financial Corporation And Subsidiaries


Maturity And Rate Sensitivity Of Selected Loans
December 31, 1993
In millions                                           Maturity
                                     within 1 year    1-5 years    over 5 years      Total
Commercial                              $1,659.1       $738.5         $210.5        $2,608.1
Tax-exempt                                  14.3         39.9          176.7           230.9
Construction                               170.0         51.3            3.2           224.5
                                         1,843.4        829.7          390.4         3,063.5
Less: Loans with predetermined rates       382.6        356.7          153.5           892.8
  Loans with adjustable rates           $1,460.8       $473.0         $236.9        $2,170.7



Time Deposits $100,000 And Over
December 31, 1993
In millions                                           Maturity
                                                 within 3 mos.    3-6 mos.    6-12 mos.    over 1yr.    Total
Certificates of deposit $100,000 and over            $30.2         $ 2.0       $ 7.3         $ 6.4     $ 45.9
Other domestic time deposits                          21.5          17.1        11.8          29.3       79.7
Money market certificates                             17.3          13.6         5.0             -       35.9
Deposits in foreign offices                            1.8             -           -             -        1.8
  Total                                              $70.8         $32.7       $24.1         $35.7     $163.3

Maximum Short-Term Borrowings
In thousands                                        Maximum Outstanding At Any Month End
                                                      1993           1992          1991
Federal funds purchased                           $  699,202    $  495,139    $  647,205
Securities sold under repurchase agreements        1,144,303     1,006,219     1,131,635
Commercial paper                                         677         7,435        30,435
Notes payable                                        112,365       244,883       292,412
Term federal funds purchased                          50,000             -       238,750
U.S. Treasury demand notes                            24,147        27,765       113,637
Other                                                 14,494        15,074       102,960



Short-Term Borrowings-Average Balances And Rates
                                    1993                1992                1991

Dollars in thousands          Amount    Rate       Amount    Rate       Amount      Rate
Federal funds purchased    $  525,956   3.28%    $  456,383  3.76%    $  509,057   5.82%
Securities sold under
  repurchase agreements       803,558   2.90        439,980  3.02        851,235   5.61
Commercial paper                  503   2.75          1,861  3.32         21,517   5.74











Notes payable                 108,200   2.48        209,757  3.26        273,159   5.23
Term federal funds purchased    4,658   3.21              -     -         58,927   8.13
U.S. Treasury demand notes      7,781   2.76         15,934  3.72         51,187   5.75
Other                           4,999   4.11          7,972  2.02         13,254   7.00
Total                      $1,455,655   3.01%    $1,131,887  3.37%    $1,778,336   5.71%


Consolidated Statements Of Income (Six Years) And Supplementary Data
Crestar Financial Corporation And Subsidiaries

                                                                                                            5-Year Compound
In thousands, except per share data                     Years Ended December 31,                            Growth Rate1
Income from earning assets         1993        1992        1991          1990         1989        1988
Interest and fees on loans       $575,085    $617,686    $735,128    $  850,467    $  871,317   $786,221    (7.5)%
Interest on taxable
 investment securities            115,118     164,058     153,793       191,935       120,772     85,016     6.5
Interest on tax-exempt
 investment securities              6,820       9,346      11,751        13,564        17,803     24,351   (21.4)
Dividends on common
 and preferred stocks               1,558       2,264       2,423         2,551         2,321      2,372    (6.2)
Interest on securities
 held for sale                     85,331       4,234      18,987         9,239             -          -       -
Income on money market
 investments                       23,526      37,567      42,621        17,609         8,455      9,213    33.2
Interest on mortgage and
 other loans held for sale         25,191      28,522      14,443        12,459         9,565      7,955    30.0
  Total income from earning
    assets                        832,629     863,677     979,146     1,097,824     1,030,233    915,128    (3.1)
Interest expense
Interest checking deposits         38,001      44,278      47,164        45,102        44,226     43,627    (1.8)
Money market deposit accounts      58,496      75,936      90,174        87,253        81,995     66,646    (2.4)
Regular savings deposits           31,091      26,749      19,823        19,375        21,724     26,005     4.5
Money market certificates          17,861      35,137      62,692        61,714        68,291     63,868   (21.2)
Other domestic time deposits       96,849     136,344     185,207       181,900       149,328    114,647    (3.1)
Certificates of deposit $100,000
 and over                           1,975       7,651      33,927        90,907       135,833    115,795   (57.5)
Deposits in foreign offices            68         145       1,209           539           741      1,366   (42.0)
  Total interest on deposits      244,341     326,240     440,196       486,790       502,138    431,954   (11.4)
Short-term borrowings              43,787      38,096     101,614       179,883       130,616    110,959   (22.5)
Long-term debt                     17,489      17,197      16,201        16,972        17,289     16,019     1.1
  Total interest expense          305,617     381,533     558,011       683,645       650,043    558,932   (12.9)
Net interest income               527,012     482,144     421,135       414,179       380,190    356,196     8.0
Provision for loan losses          48,775      99,242     209,522       131,055        44,846     53,135     7.2
Net credit income                 478,237     382,902     211,613       283,124       335,344    303,061     7.1
Noninterest income
Trust and investment advisory
 income                            57,440      51,007      48,322         45,169       42,043     39,372     7.5
Service charges on deposit
 accounts                          79,419      73,944      57,953         45,946       37,146     32,974    21.1
Bank card-related income           27,500      23,141      22,694         22,072       21,971     22,102     3.7
Gain on pension settlement              -           -       2,236              -        1,072      3,827       -
Other income                       81,669      66,736      54,459         41,405       45,067     44,154    13.8











Securities gains (losses)           2,237       3,563      48,165         12,216        1,052     (1,598)      -
  Total noninterest income        248,265     218,391     233,829        166,808      148,351    140,831    13.2
Net credit and noninterest
 income                           726,502     601,293     445,442        449,932      483,695    443,892     9.3
Noninterest expense
Personnel expense                 262,626     233,838     209,021        198,159      193,684    177,565     7.6
Occupancy expense - net            38,359      35,654      32,683         31,293       28,767     26,046     7.8
Equipment expense                  24,122      24,011      22,916         23,797       23,749     23,354      .4
Other expense                     197,915     208,300     141,001        125,590      116,594    113,150    14.2
  Total noninterest expense       523,022     501,803     405,621        378,839      362,794    340,115     9.6
Income before income taxes        203,480      99,490      39,821         71,093      120,901    103,777     6.5
Income tax expense                 62,989      19,689       6,060          9,948       17,053     15,279    22.2
Net Income                       $140,491    $ 79,801    $ 33,761     $   61,145   $  103,848    $88,498     2.7%
Earnings per share
  Primary                        $   3.68    $   2.32    $    .98     $     1.87   $     3.28    $  2.85    (1.2)%
  Fully diluted                      3.67        2.32         .98           1.87         3.25       2.81     (.9)
Supplementary data
Average shares outstanding
 (000s):
  Primary                          37,587      33,286      31,921         31,218       30,739     29,710     4.2
  Fully diluted                    37,665      33,369      31,946         31,238       31,110     30,466     3.8

1Based on exponential line fit (1989-1993)


Consolidated Average Balances/Net Interest Income/Rates1
Crestar Financial Corporation And Subsidiaries


                                             1993                           1992                               1991
                                           Interest                        Interest                          Interest
                                           Income4/    Yield/              Income4/     Yield/                Income4/   Yield/
Dollars in thousands            Balance    Expense      Rate    Balance    Expense       Rate     Balance     Expense    Rate
Assets                         $           $               %   $             $               %   $            $               %
Taxable securities              1,684,418    115,118   6.83      2,351,260    164,058    6.98     1,754,747     153,793    8.76
Tax-exempt securities              99,548     10,233  10.28        131,789     14,047   10.66       159,466      17,680   11.09
Common and preferred stocks        29,247      1,803   6.17         33,241      2,863    8.61        29,500       3,168   10.74
  Total investment securities2  1,813,213    127,154   7.01      2,516,290    180,968    7.19     1,943,713     174,641    8.98
Securities held for sale2       1,591,366     85,331   5.36         65,258      4,234    6.49       207,042      18,987    9.17
Money market investments2         675,801     23,580   3.49        988,604     37,630    3.81       738,457      42,755    5.79
Mortgage loans held for sale2     367,564     25,191   6.85        367,827     28,522    7.75       156,608      14,443    9.22
Commercial loans                2,458,766    187,449   7.62      2,715,977    221,658    8.16     3,169,434     300,681    9.49
Tax-exempt loans                  262,838     22,418   8.53        309,366     27,414    8.86       372,095      39,245   10.55
Instalment loans                1,450,394    127,332   8.78      1,373,268    147,307   10.73     1,399,952     158,596   11.33

Bank card loans                   701,669     95,923  13.67        538,324     81,409   15.12       526,442      82,223   15.62
Real estate loans               1,733,753    134,666   7.77      1,441,535    127,868    8.87     1,186,230     118,679   10.00
Construction loans                228,931     16,171   7.06        345,431     22,591    6.54       619,676      50,875    8.21
Foreign loans                         127         14  10.72          1,410         74    5.25         1,472         100    6.79
 Total loans - net of
 unearned2,3                    6,836,478    583,973   8.54      6,725,311    628,321    9.34     7,275,301     750,399   10.31











Allowance for loan losses        (215,974)                        (224,143)                        (198,805)
    Loans -  net                6,620,504                        6,501,168                        7,076,496
Cash and due from banks           689,968                          652,023                          622,989
Premises and equipment - net      293,796                          276,930                          275,561
Customers' liability on
 acceptances                       16,260                           20,991                           26,416
Intangible assets - net            94,860                           84,831                           92,405
Foreclosed properties - net        54,149                          101,562                           39,582
Other assets                      367,933                          344,927                          261,435
  Total Assets                 12,585,414                       11,920,411                       11,440,704

Total Earning Assets           11,284,422    845,229   7.49     10,663,290    879,675    8.25    10,321,121    1,001,225    9.70

Liabilities and
  Shareholders' Equity
Interest checking deposits      1,629,692     38,001   2.33      1,444,359     44,278    3.07     1,025,073       47,164    4.60
Money market deposit accounts   2,280,096     58,496   2.57      2,315,630     75,936    3.28     1,683,227       90,174    5.36
Regular savings deposits        1,102,510     31,091   2.82        781,185     26,749    3.42       404,831       19,823    4.90
Money market certificates         571,215     17,861   3.13        753,500     35,137    4.66       942,716       62,692    6.65
Other domestic time deposits    2,127,471     96,849   4.55      2,438,795    136,344    5.59     2,557,439      185,207    7.24
Certificates of deposit
  $100,000 and over                44,302      1,975   4.46        116,065      7,651    6.59       463,007       33,927    7.33
Deposits in foreign offices         2,348         68   2.88          4,417        145    3.28        18,222        1,209    6.63
  Total savings
    and time deposits2          7,757,634    244,341   3.14      7,853,951    326,240    4.15     7,094,515      440,196    6.20
Demand deposits                 1,925,211                        1,686,673                        1,502,404
    Total deposits              9,682,845                        9,540,624                        8,596,919
Short-term borrowings2          1,455,655     43,787   3.01      1,131,887     38,096    3.37     1,778,336      101,614    5.71
Long-term debt2                   215,375     17,489   8.12        185,894     17,197    9.25       162,838       16,201    9.95
Liability on acceptances           16,260                           20,991                           26,416
Other liabilities                 176,582                          201,394                           87,108
    Total liabilities          11,546,717                       11,080,790                       10,651,617
Preferred stock                    43,890                           45,000                           45,000
Common shareholders' equity       994,807                          794,621                          744,087
    Total shareholders' equity    1,038,697                        839,621                          789,087
  Total Liabilities and
    Shareholders' Equity         12,585,414                     11,920,411                       11,440,704

Total interest-bearing
 liabilities                      9,428,664  305,617    3.24     9,171,732   381,533    4.16      9,035,689       558,011    6.18
Other sources - net               1,855,758                      1,491,558                        1,285,432
Total Sources of Funds           11,284,422  305,617    2.71    10,663,290   381,533    3.58     10,321,121       558,011    5.41

Net Interest Spread                                     4.25                            4.09                                 3.52
Net Interest Income/Margin                   539,612    4.78                 498,142    4.67                      443,214    4.29




                                                                                                        5-Year Compound
                1990                              1989                         1988                       Growth Rate
               Interest                          Interest                      Interest   Interest
               Income4/    Yield/                Income4/   Yield/             Income4/     Yield/                    Income/
Balance        Expense      Rate      Balance    Expense    Rate     Balance   Expense      Rate         Balance      Expense











        $            $         %             $          $       %           $         $         %           %            %
2,056,062      191,935      9.34     1,334,945    120,772    9.05   1,072,283    85,016      7.93        11.5         6.2
  182,601       20,412     11.18       242,112     26,808   11.07     346,686    36,963     10.66       (20.9)      (21.6)
   29,976        3,346     11.16        29,150      3,040   10.43      31,741     3,106      9.79         (.1)       (8.1)
2,268,639      215,693      9.51     1,606,207    150,620    9.38   1,450,710   125,085      8.62         6.8         1.2
   93,115        9,238      9.92             -          -       -           -         -         -           -           -
  218,532       17,795      8.14        96,371      8,658    8.98     120,786     9,337      7.73        61.7        32.8
  120,861       12,459     10.31        94,020      9,565   10.17      85,080     7,955      9.35        39.6        30.0
3,505,189      370,411     10.57     3,371,400    372,361   11.04   3,113,191   312,927     10.05        (5.4)      (11.6)
  428,430       52,960     12.36       503,573     65,927   13.09     609,328    72,899     11.96       (15.3)      (22.3)
1,393,160      155,938     11.19     1,398,379    153,498   10.98   1,502,204   148,792      9.90         (.6)       (2.5)
  488,666       79,694     16.31       464,440     76,896   16.56     482,343    78,242     16.22         7.1         3.6
1,208,042      128,542     10.64     1,180,336    132,022   11.19   1,055,700   114,241     10.82         9.1         1.9
  737,941       82,486     11.18       755,806     92,996   12.30     767,980    82,843     10.79       (21.7)      (30.8)
    5,772          570      9.88         8,198        965   11.77      15,055     1,814     12.05       (58.2)      (61.9)
7,767,200      870,601     11.21     7,682,132    894,665   11.65   7,545,801   811,758     10.76        (2.7)       (7.8)
 (114,580)                             (92,264)                       (92,330)                           23.8
7,652,620                            7,589,868                      7,453,471                            (3.2)
  667,243                              664,186                        697,729                             (.5)
  271,421                              267,868                        270,124                             1.5
   24,451                               25,931                         25,846                            (7.9)
   93,204                               89,846                         88,648                              .5
   11,362                                6,465                          5,228                            83.3
  252,256                              218,598                        209,922                            12.8
11,673,704                          10,659,360                     10,407,544                             3.7
10,468,347   1,125,786    10.75      9,478,730  1,063,508   11.22   9,202,377   954,135    10.37          4.0        (3.6)
   919,726      45,102     4.90        870,860     44,226    5.08     859,753    43,627     5.07         14.8        (1.8)
 1,364,589      87,253     6.39      1,189,857     81,995    6.89   1,130,778    66,646     5.89         17.7        (2.4)
   394,349      19,375     4.91        443,595     21,724    4.90     525,417    26,005     4.95         16.8         4.5
   782,073      61,714     7.89        845,467     68,291    8.08     932,004    63,868     6.85         (7.2)      (21.2)
 2,242,642     181,900     8.11      1,792,679    149,328    8.33   1,386,798   114,647     8.27          9.6        (3.1)
 1,080,842      90,907     8.41      1,466,998    135,833    9.26   1,460,869   115,795     7.93        (52.3)      (57.5)
     6,792         539     7.94          8,185        741    9.05      18,025     1,366     7.58        (27.1)      (42.0)
 6,791,013     486,790     7.17      6,617,641    502,138    7.59   6,313,644   431,954     6.84          4.6       (11.4)
 1,505,796                           1,525,986                      1,598,823                             3.6
 8,296,809                           8,143,627                      7,912,467                             4.4
 2,284,596    179,883      7.87      1,457,820    130,616    8.96   1,514,477   110,959     7.33         (3.4)      (22.5)
   170,106     16,972      9.98        175,052     17,289    9.88     177,486    16,019     9.03          3.2         1.1
    24,451                              25,931                         25,846                            (7.9)
   121,074                             137,239                        126,921                             7.3
10,897,036                           9,939,669                      9,757,197                             3.3
    45,000                              49,227                         54,297                            (3.7)
   731,668                             670,464                        596,050                             9.2
   776,668                             719,691                        650,347                             8.4
11,673,704                          10,659,360                     10,407,544                             3.7
 9,245,715    683,645      7.39      8,250,513    650,043    7.88   8,005,607    558,932    6.98          3.2        (12.9)
 1,222,632                           1,228,217                      1,196,770                             8.4
10,468,347    683,645      6.53      9,478,730    650,043    6.86   9,202,377    558,932    6.08          4.0        (12.9)
                           3.36                              3.34                           3.39
              442,141      4.22                   413,465    4.36                395,203    4.29                       6.2

1Income and yields are computed on a tax-equivalent basis using the statutory federal income tax rate, exclusive of the alternative
  minimum tax and nondeductible interest expense












2Indicates earning asset or interest-bearing liability


3Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis

4The tax-equivalent adjustment to net interest income was $12.6 million in 1993, $16.0 million in
1992, $22.1
million in 1991, $28.0 million in 1990, $33.3 million in 1989 and $39.0 million in 1988

5Based on exponential line fit (1989-1993)






Selected Ratios And Other Data
Crestar Financial Corporation And Subsidiaries

Ratios                                       1993     1992       1991     1990      1989       1988
Net interest margin1                         4.78%    4.67%      4.29%    4.22%     4.36%      4.29%
Noninterest expense to:
  Net interest income1 and noninterest
    income                                  66.38    70.03      59.91    62.21     64.58      63.45
  Average assets                             4.16     4.21       3.55     3.25      3.40       3.27
Net Income to net interest and noninterest
  income                                    18.12    11.39       5.15    10.52     19.65      17.81
Average earning assets to average total
 assets                                     89.66    89.45      90.21    89.67     88.92      88.42
Net Income to:
  Average earning assets                     1.24      .75        .33      .58      1.10        .96
  Average assets                             1.12      .67        .30      .52       .97        .85
  Average total equity                      13.53     9.50       4.28     7.87     14.43      13.61
Income applicable to common shares to
  average common equity                     13.90     9.73       4.19     7.99     15.06      14.21
Average total equity to:
  Average loans                             15.19    12.48      10.85    10.00      9.37       8.62
  Average assets                             8.25     7.04       6.90     6.65      6.75       6.25
Dividend payout ratio:
  On common stock                           30.56    34.46      87.98    70.46     36.19      37.13
  On common and preferred stock             31.66    36.49      88.90    71.75     37.96      39.81
Equity formation rate                        9.24     6.04        .47     2.22      8.95       8.19
Long-term debt at year end to:
  Total equity at year end                  17.99    21.94      20.36    21.84     22.68      26.14
  Total equity and long-term debt at
    year end                                15.25    18.00      16.92    17.92     18.48      20.72
Net charge-offs to:
  Average total loans                         .95     1.69       2.07      .99       .55        .97
  Provision for loan losses                132.92   114.80      71.95    58.64     94.28     137.61
Allowance for loan losses to year-end











 loans                                       2.89     3.11       2.97     1.94      1.20       1.17
Nonperforming assets to year-end loans
  and foreclosed properties - net            1.32     3.32       4.90     3.08       .97        .70
Net charge-offs earnings coverage            3.89x    1.74x      1.65x    2.63x     3.92x      2.15x
Equity leverage                             12.12    14.20      14.50    15.03     14.81      16.00
Other data
Cash dividends declared per common share   $ 1.14   $  .80     $  .86    $ 1.32    $ 1.20    $ 1.12
Number of average primary shares (000s)    37,587   32,286     31,921    31,218    30,739    29,710
Market price of common stock:
  High                                     $461/2   $393/4     $   25    $295/8    $341/8    $261/2
  Low                                       351/8    171/4      111/4     121/8     231/2     207/8
  Last                                      417/8       39      173/4     133/4     283/4        24
At year end:
  Book value per common share               28.32    25.24      23.23     23.15     22.73     20.85
  Fully diluted price/earnings multiple     11.41x   16.81x     18.11x     7.35x     8.85x     8.54x
  Dividend yield on common stock             2.72%    2.05%      4.85%     9.60%     4.17%     4.67%
  Number of common shareholders
    of record                              12,769   12,139     12,637    12,545    12,536    11,218
  Number of banking offices                   302      289        266       263       252       256
  Number of employees                       6,576    6,122      5,771     6,175     6,180     6,325
  Full-time equivalent employees            6,279    5,891      5,581     6,029     6,029     6,150

1Tax-equivalent basis





General Information
Crestar Financial Corporation And Subsidiaries

Corporate Headquarters
Crestar Center
919 East Main Street, P.O. Box 26665
Richmond, Virginia 23261-6665
(804)782-5000 TELEX: 827420

Annual Meeting
The 1994 Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, April 22, 1994 in our Corporate Headquarters auditorium.

Common Stock
Crestar's common stock is traded on the New York Stock Exchange where our symbol is CF. Dividends are customarily paid on the 21st of February, May, August and November.

Quarterly Common Stock
Prices And Dividends
The high, low and last price of Crestar's common stock for each quarter of 1993 and 1992 and the dividends declared per share are shown below.

Quarter              Market Price            Dividends
Ended            High      Low       Last     Declared
1993











March 31        $461/2    $353/4    $425/8      $.25
June 30          461/2     351/8     413/4       .28
September 30     45        397/8     423/4       .28
December 31      461/8     371/4     417/8       .33

1992
March 31        $261/4    $171/4    $221/2      $.20
June 30          301/4     22        30          .20
September 30     33        253/4     311/8       .20
December 31      393/4     29        39          .20



In January 1994, a quarterly dividend on common stock of $.33 per share was declared.

Financial Information
To obtain financial information on Crestar, contact Eugene S. Putnam, Jr., Vice President-Investor Relations and Corporate Finance, at the Corporate Headquarters, (804)782-5619.

Corporate Publications
Crestar's Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at the Corporate Headquarters, (804)782-7152.

Shareholder Information
In you have questions about a specific stock ownership account, write or call our Investor Relations Department at the Corporate Headquarters, (804)782-7933.



Dividend Reinvestment
And Stock Purchase Plan
Common shareholders receive a 5% discount from market price when they reinvest their Crestar dividends in additional shares. Shareholders participating in the Plan can also make optional cash purchases of common stock at market price and pay no brokerage commissions. To obtain our Plan prospectus and enrollment card, write or call our Investor Relations Department at the Corporate Headquarters,
(804)782-7933.

Cash Dividend Direct Deposit
Shareholders may elect to have their Crestar dividends directly deposited to a checking, savings or money market account. This service provides a convenient and safe method of receiving dividends and is offered at no cost to shareholders. To obtain additional information and an enrollment form, write or call our Investor Relations Department at the Corporate Headquarters, (804)782-7933.